EXHIBIT 10.1   Execution Version

WHITE & CASE

Dated 27 January 2016

Amendment and Restatement Agreement

in respect of a
US$25,000,000 Facility Agreement
dated 31 March 2014

between

GENERAL FINANCE CORPORATION
as Borrower

GFN U.S. AUSTRALASIA HOLDINGS INC.
as an Obligor

and

CREDIT SUISSE AG, SINGAPORE BRANCH
as Original Lender, Arranger, Agent, Security Agent and Account Bank

WHITE & CASE
8 Marina View #27-01
Asia Square Tower 1
Singapore 018960

ASIA 30690139

Table of Contents

This Agreement is dated 27 January 2016 and made between:

(1)   **GENERAL FINANCE CORPORATION** (the "**Borrower**");

(2)   **GFN U.S. AUSTRALASIA HOLDINGS INC** ("**GFN US**");

(3)   **CREDIT SUISSE AG, SINGAPORE BRANCH** as original lender (in its capacity as the "**Original Lender**")

(4)   **CREDIT SUISSE AG, SINGAPORE BRANCH** as arranger (in its capacity as the "**Arranger**");

(5)   **CREDIT SUISSE AG, SINGAPORE BRANCH** as agent (in its capacity as the "**Agent**");

(6)   **CREDIT SUISSE AG, SINGAPORE BRANCH** as security trustee (in its capacity as the "**Security Agent**"); and

(7)   **CREDIT SUISSE AG, SINGAPORE BRANCH** as account bank (in its capacity as the "**Account Bank**").

Whereas:

(A)   This Agreement is supplemental to, and amends the facility agreement dated 31 March 2014 between the Borrower, GFN US, the Agent, the Security Agent, the Arranger and the Original Lender as amended, restated, supplemented, varied or extended from time to time (the "**Facility Agreement**").

(B)   The parties wish to amend and restate the Facility Agreement on the terms and subject to the conditions set out in this Agreement.

It is agreed as follows:

1.   Interpretation

1.1   Save as defined in this Agreement, words and expressions defined in the Facility Agreement shall have the same meanings in this Agreement.

1.2   Clause 1.2 (*Construction*) of the Facility Agreement shall be deemed to be incorporated into this Agreement save that references in the Facility Agreement to "this Agreement" shall be construed as references to this Agreement.

1.3   This Agreement constitutes a Finance Document for the purposes of the Facility Agreement.

2.   Amendments to Facility Agreement

2.1   Pursuant to the terms of the Facility Agreement, each Party consents to the amendments to the Facility Agreement contemplated by this Agreement.

2.2   With effect from the Effective Date (as defined below), the Facility Agreement shall be amended and restated as set out in Schedule 1 (*Form of Amended and Restated Facility Agreement*) and all references in the Facility Agreement to "this Agreement" shall include this Agreement as amended and restated so that it will be read and construed for all purposes as set out in Schedule 1 (*Form of Amended and Restated Facility Agreement*).

2.3   This Agreement is supplemental to and shall be construed as an integral and inseparable part of the Facility Agreement.

2.4   Save as amended by the provisions of this Agreement, the Facility Agreement shall continue in full force and effect.

3.   Effective Date and Designation

3.1   The effective date (the "**Effective Date**") of this Agreement shall be the later of the date of this Agreement and the date on which the Agent confirms in writing to the Borrower that it has received (or waived receipt of) all of the documents and other evidence listed in Schedule 2 (*Conditions Precedent*), and that each is in form and substance satisfactory to it.

3.2   The Borrower and the Agent designate this Agreement as a Finance Document by execution of this Agreement for the purposes of the definition of "Finance Document" in the Facility Agreement.

4.   Agreement by the Obligors

4.1   Each of the Obligors agrees and acknowledges that, save as amended by this Agreement, the Facility Agreement and each Finance Document to which it is a party shall continue in full force and effect.

4.2   Each of the Obligors confirms that:

(a)   its obligations arising under the Facility Agreement, as amended by this Agreement constitute secured obligations (howsoever defined); and

(b)   the Security created under each Transaction Security Document to which it is a party:

(i)   continues in full force and effect; and

(ii)   extends to the obligations of the Obligors under the Facility Agreement and each other Finance Document, subject to the limitations set out therein.

4.3   Each of the Obligors shall, at the request of the Agent and at its own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Agreement.

5.   Representations and Warranties

5.1   Each Obligor:

(a)   makes the representations and warranties to each Finance Party on the terms set out in clause 17 (*Representations*) of the Facility Agreement as if such clause was set out in full in this Agreement and as if references to "this Agreement" in that clause were references to this Agreement; and

(b)   represents and warrants that it has not amended or varied any of its constitutional documents since the date such documents were delivered to the Agent pursuant to clause 4.1 (*Conditions Precedent*) of the Facility Agreement,

in each case, on the date of execution of this Agreement, the Effective Date and as contemplated in clause 17 (*Representations*) of the Facility Agreement. Such representations shall survive the execution of this Agreement.

2

6. Expenses

The Borrower must pay to each Finance Party the amount of all costs and expenses (including, without limitation, legal fees, any stamp duty and any other out-of-pocket expenses) reasonably incurred by it in connection with the negotiation, preparation, printing and execution of this Agreement and the documents envisaged hereby on the Effective Date.

7. Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

8. Governing Law

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

9. Enforcement

Clause 37.1 (*Submission to Jurisdiction; Venue; Waiver of Jury Trial*) of the Facility Agreement shall be deemed incorporated into this Agreement as if such clause was set out in full in this Agreement and so that references to "this Agreement" in that clause shall be construed as references to this Agreement.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed and delivered on the date first written above.

ASIA 30690139

Schedule 1

Form of Amended and Restated Facility Agreement

WHITE & CASE

Facility Agreement

US$25,000,000

originally dated 31 March 2014 and as amended and restated pursuant to the Amendment and Restatement Agreement dated 27 January 2016

between

GENERAL FINANCE CORPORATION
as Borrower

GFN U.S. AUSTRALASIA HOLDINGS INC.
as an Obligor

CREDIT SUISSE AG, SINGAPORE BRANCH
as Arranger

CREDIT SUISSE AG, SINGAPORE BRANCH
as Agent

CREDIT SUISSE AG, SINGAPORE BRANCH
as Security Agent

and others

WHITE & CASE

8 Marina View #27-01
Asia Square Tower 1
Singapore 018960

ASIA 30693613

Table of Contents

This Agreement is dated 31 March 2014, as amended and restated as of 27 January 2016 and made

Between:

(1)   **GENERAL FINANCE CORPORATION**, a corporation organised under the laws of the state of Delaware and listed on NASDAQ under the symbol "GFN" as borrower (the "**Borrower**");

(2)   **GFN U.S. AUSTRALASIA HOLDINGS INC.**, a corporation organised under the laws of the state of Delaware as an obligor ("**GFN US**");

(3)   **CREDIT SUISSE AG, SINGAPORE BRANCH**, as mandated lead arranger (the "**Arranger**");

(4)   **THE FINANCIAL INSTITUTIONS** listed in Schedule 1 (*The Original Lenders*) as lenders (the "**Original Lenders**");

(5)   **CREDIT SUISSE AG, SINGAPORE BRANCH**, as agent for and on behalf of the other Finance Parties (the "**Agent**"); and

(6)   **CREDIT SUISSE AG, SINGAPORE BRANCH**, as security trustee for and on behalf of the Secured Parties (the "**Security Agent**").

It is agreed as follows:


Section 1
Interpretation


1.   Definitions and Interpretation

1.1   Definitions

In this Agreement:

"**Account Bank**" means Credit Suisse AG, Singapore Branch.

"**Accounts**" means the Collection Account and the Interest Reserve Account.

"**Anti-Corruption Laws**" means, without limitation, the United Kingdom Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 and other similar legislation in other jurisdictions.

"**Acquisition**" means the acquisition of certain assets from Lone Star LP and KHM Rentals pursuant to an asset purchase agreement dated 28 February 2014 among Lone Star LP, KHM Rentals, the Principals and Lone Star Inc.

"**Affiliate**" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"**Amendment and Restatement Agreement**" means the amendment and restatement agreement dated 27 January 2016 entered into between the Borrower, GFN US, the Arranger, the Original Lenders, the Agent and the Security Agent.

"**Amendment Date**" means the Effective Date as defined in the Amendment and Restatement Agreement.

"**Assignment Agreement**" means an agreement substantially in the form set out in Schedule 5 (*Form of Assignment Agreement*) or any other form agreed between the relevant assignor and assignee.

"**ASX**" means the Australian Securities Exchange.

"**Australia**" means the Commonwealth of Australia.

"**Authorisation**" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"**Availability Period**" means the period from and including the date of this Agreement to and including the date falling four (4) weeks from the date of his Agreement.

"**Available Commitment**" means a Lender's Commitment minus:

(a)   the amount of its participation in the outstanding Loan; and

(b)   in relation to any proposed Utilisation, the amount of its participation in the Loan that are due to be made on or before the proposed Utilisation Date.

"**Available Facility**" means the aggregate for the time being of each Lender's Available Commitment.

"**Break Costs**" means the amount (if any) by which:

(a)   the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or Unpaid Sum to the last day of the current Interest Period in respect of the Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)   the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in Singapore and New York.

"**Charged Property**" means all of the assets of the Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

"**Charged Shares**" means the Royal Wolf Shares pledged pursuant to the Share Charge from time to time.

"**CHESS Sponsorship Agreement**" means the sponsorship agreement titled "Broker Sponsorship Agreement" entered into on 31 March 2014, between GFN US and the Sponsor in the agreed form.

"**Code**" means the US Internal Revenue Code of 1986.

"**Collateral Cover Ratio**" has the meaning given to such term in Clause 19.1 (*Maintenance of Collateral Cover Ratio*).

"**Collection Account**" means a USD interest bearing account in the name of GFN US with the Account Bank designated "Collection Account" with account number A.0103739.01.USD or any other account (with that or another office of the Agent or the Security Agent or with a bank or financial institution other than the Agent or the Security Agent) which is designated by the Agent as the Collection Account for the purposes of this Agreement.

"**Collection Account Charge**" means the charge over the Collection Account entered into on 31 March 2014, between GFN US and the Security Agent in the agreed form.

"**Commitment**" means:

(a)   in relation to an Original Lender, the amount set opposite its name under the heading "Commitment" in Schedule 1 (*The Original Lenders*) and the amount of any other Commitment transferred to it under this Agreement; and

(b)   in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"**Default**" means an Event of Default or any event or circumstance specified in Clause 21 (*Events of Default*) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"**Delegate**" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"**Disruption Event**" means either or both of:

(a)   a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)   the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)   from performing its payment obligations under the Finance Documents; or

(ii)   from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

"**Environmental or Social Approval**" means any Authorisation required by an Environmental and Social Law.

"**Environmental or Social Law**" means any applicable law or regulation concerning:

(a)   occupational health and safety;

(b)   community welfare, and/or land or property rights;

(c)   the pollution or protection of the environment; or

(d)   any emission or substance which is capable of causing harm to any living organism or the environment.

"**Environmental or Social Claim**" means any claim by any person in connection with:

(a)   a breach, or alleged breach, of an Environmental or Social Law; or

(b)   any accident, fire, explosion or other event of any type involving an emission or substance which is capable of causing harm to any living organism or the environment.

"**ERISA**" means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"**ERISA Affiliate**" means any person that for purposes of Title I or Title IV of ERISA or section 412 of the US Revenue Code would be deemed at any relevant time to be a single employer or otherwise aggregated with the Borrower or a Subsidiary of the Borrower under section 414(b), (c), (m) or (o) of the US Revenue Code or section 4001 of ERISA.

"**ERISA Event**" shall mean any one or more of the following:

(a)   any reportable event, as defined in section 4043 of ERISA, with respect to a Plan, as to which the PBGC has not waived, under subsection .22, .23, .25, .27 or .28 of PBGC Regulation section 4043, the requirement of section 4043(a) of ERISA that it be notified of such event;

(b)   the filing of a notice of intent to terminate any Plan, if such termination would require material additional contributions in order to be considered a standard termination within the meaning of section 4041(b) of ERISA, the filing under section 4041(c) of ERISA of a notice of intent to terminate any Plan or the termination of any Plan under section 4041(c) of ERISA;

(c)   the institution of proceedings, or the occurrence of an event or condition which would reasonably be expected to constitute grounds for the institution of proceedings by the PBGC under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan;

(d)   the failure to make a required contribution to any Plan that would result in the imposition of a lien or other encumbrance or the provision of security under section 430 of the US Revenue Code or section 303 or 4068 of ERISA, or the arising of such a lien or encumbrance; the failure to satisfy the minimum funding standard under section 412 of the US Revenue Code or section 302 of ERISA, whether or not waived; or the filing of any request for or receipt of a minimum funding waiver under section 412 of the US Revenue Code with respect to any Plan or Multiemployer Plan, or that such filing may be made; or a determination that any Plan is, or is expected to be, considered an at risk plan within the meaning of section 430 of the US Revenue Code or section 303 of ERISA;

(e)   engaging in a non-exempt prohibited transaction within the meaning of section 4975 of the US Revenue Code or section 406 of ERISA;

(f)   the complete or partial withdrawal of the Borrower, Subsidiary of the Borrower or any ERISA Affiliate from a Multiemployer Plan, the reorganisation or insolvency under Title IV of ERISA of any Multiemployer Plan; or the receipt by the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate, of any notice, or the receipt by any Multiemployer Plan from the Borrower, Subsidiary of the Borrower or any ERISA Affiliate of any notice, that a Multiemployer Plan is in endangered or critical status under section 305 of ERISA; or

(g)   the Borrower, a Subsidiary of the Borrower or an ERISA Affiliate incurring any liability under Title IV of ERISA with respect to any Plan (other than premiums due and not delinquent under section 4007 of ERISA).

"**Event of Default**" means any event or circumstance specified as such in Clause 21 (*Events of Default*).

"**Executive Order**" means the Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.

"**Exempt Lender**" means a Lender (other than a Treaty Lender) which is able under US law to receive payments of interest to that Lender in respect of an advance under a Finance Document without a Tax Deduction.

"**Extension Fee Letter**" means a letter dated on or about the date of the Amendment and Restatement Agreement between the Borrower and the Arranger.

"**Facility**" means the term loan facility made available under this Agreement as described in Clause 2 (*The Facility*).

"**Facility Office**" means:

(a)   in respect of a Lender, the office or offices notified by that Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five (5) Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement; or

(b)   in respect of any other Finance Party, the office in the jurisdiction in which it is resident for tax purposes.

"**FATCA**" means:

(a)   sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b)   any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)   any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"**FATCA Application Date**" means:

(a)   in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)   in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the US), 1 January 2017; or

(c)   in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

(d)   or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

"**FATCA Deduction**" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"**FATCA Exempt Party**" means a Party that is entitled to receive payments free from any FATCA Deduction.

"**FATCA FFI**" means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if any Finance Party is not a FATCA Exempt Party, could be required to make a FATCA Deduction.

"**Fee Letter**" means:

(a)   any letter or letters dated on or about the date of this Agreement between the Arranger and the Borrower or the Agent and the Borrower or the Security Agent and the Borrower setting out any of the fees referred to in Clause 11 (Fees); and

(b)   the Extension Fee Letter.

"**Final Maturity Date**" means 1 July 2017.

"**Finance Document**" means this Agreement, the Amendment and Restatement Agreement, any Fee Letter, each Transaction Security Document and any other document designated as such by the Agent and the Borrower.

"**Finance Party**" means the Agent, the Arranger, the Security Agent or a Lender.

"**Financial Indebtedness**" means any indebtedness for or in respect of:

(a)   moneys borrowed;

(b)   any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)   any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)   the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(e)   receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)   any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)   any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)   any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)   the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"**Financial Reports**" means the Form 10-K Report and the Form 10-Q Report, and "**Financial Report**" means either one of them.

"**Foreign Lender**" means a Lender that is not a US Person.

"**Form 10-K Report**" means an annual report delivered in accordance with paragraph (a)(i) of Clause 18.1 (*Financial Reports*).

"**Form 10-Q Report**" means an annual report delivered in accordance with paragraph (a)(ii) of Clause 18.1 (*Financial Reports*).

"**GAAP**" means generally accepted accounting principles in the United States.

"**Group**" means the Borrower and its Subsidiaries for the time being.

"**Holding Company**" means, in relation to a person, any other person in respect of which it is a Subsidiary.

"**Indirect Tax**" means any goods and services tax, consumption tax, value added tax or any tax of a similar nature.

"**Interest Period**" means, in relation to the Loan, each period determined in accordance with Clause 9 (*Interest Periods*) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (*Default interest*).

"**Interest Reserve Account**" means a USD interest bearing account in the name of the Borrower with the Account Bank designated "Interest Reserve Account" with account number A.0103738.01.USD or any other account (with that or another office of the Agent or the Security Agent or with a bank or financial institution other than the Agent or the Security Agent) which is designated by the Agent as the Interest Reserve Account for the purposes of this Agreement.

"**Interest Reserve Account Charge**" means the charge over the Interest Reserve Account entered into on 31 March 2014, between the Borrower and the Security Agent in the agreed form.

"**Interest Reserve Amount**" means on any date, the interest that is payable on the Loan at the end of the then current Interest Period (or if such date is the beginning of an Interest Period, such Interest Period) in accordance with the terms of this Agreement.

"**Interpolated Screen Rate**" means the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)   the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of the Loan; and

(b)   the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of the Loan,

each as of the Specified Time on the Quotation Day for dollars.

"**IRS**" means the US Internal Revenue Service.

"**KHM Rentals**" means KHM Rentals, LLC, a limited liability company organised under the laws of Texas.

"**Legal Reservations**" means:

(a)   the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)   the time barring of claims under statutory limitations, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void and defences of set-off or counterclaim; and

(c)   similar principles, rights and defences under the laws of any Relevant Jurisdiction.

"Lender" means:

(a)   any Original Lender; and

(b)   any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 22 (*Changes to the Lenders*),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"LIBOR" means, in relation to the Loan:

(a)   the applicable Screen Rate; or

(b)   (if no Screen Rate is available for the Interest Period of the Loan) the Interpolated Screen Rate for the Loan,

as of, in the case of paragraph (a) above, the Specified Time on the Quotation Day for dollars and for a period equal in length to the Interest Period of the Loan and if that rate is less than zero, LIBOR shall be deemed to be zero.

"Listing Rules" means:

(a)   in respect of the Borrower the rules governing the listing of securities on NASDAQ set out in the NASDAQ Stock Market Rules; and

(b)   in respect of Royal Wolf the rules governing the listing of securities on the ASX.

"Loan" means the loan made or to be made under the Facility.

"London Business Day" means a day (other than a Saturday or Sunday) on which commercial banks are open for general business including dealings in interbank deposits in London.

"Lone Star Inc." means Lone Star Tank Rental Inc., a corporation organised under the laws of Delaware.

"Lone Star LP" means Lone Star Tank Rental LP, a limited partnership organised under the laws of Texas.

"Majority Lenders" means a Lender or Lenders whose Commitments aggregate more than 50% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 50% of the Total Commitments immediately prior to the reduction) provided that a Lender may have more than one vote in relation to its share in the Loan or Commitment and may split its vote in whatever percentages it may choose and may vote each percentage of its votes in different ways.

"Make Whole Amount" has the meaning given to such term in Clause 7.7 (*Loss of Margin*).

"Margin" means 7.50 per cent.

"Material Adverse Effect" means in the reasonable opinion of the Majority Lenders a material adverse effect on:

(a)   the business, operations, property, condition (financial or otherwise) of an Obligor, Royal Wolf or the Group taken as a whole;

(b)   the ability of an Obligor to perform its obligations under the Finance Documents; or

(c)   the validity or enforceability of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)   (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)   if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)   if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Multiemployer Plan" means any multiemployer plan as defined in section 4001(a)(3) of ERISA, which is contributed to by (or to which there is an obligation to contribute of) the Borrower, a Subsidiary of the Borrower or an ERISA Affiliate, and each such plan for the five (5) year period immediately following the latest date on which the Borrower, a Subsidiary of the Borrower or an ERISA Affiliate contributed to or had an obligation to contribute to such plan.

"NASDAQ" means The NASDAQ Stock Market.

"New Lender" has the meaning given to that term in Clause 22 (*Changes to the Lenders*).

"Non-US Subsidiary" means any Subsidiary of the Borrower that is organised under the laws of a jurisdiction other than the United States of America, any state or territory thereof or the District of Columbia and is a "controlled foreign corporation" (within the meaning of section 957 of the US Revenue Code).

"Obligors" means the Borrower and GFN US and **"Obligor"** means each one of them.

"Original Financial Reports" means the Borrower's annual report filed with the SEC on Form 10-K for the financial year ended 30 June 2013, including a report by the Borrower's auditor

"Participant" means each person whom a Lender will make payments under a Participation Agreement.

"Participation" means a fee letter, sub-participation, credit derivative (including a credit default swap or credit linked note), total return swap or any other agreement between a Lender and a Participant, whether directly or indirectly, under which the Lender is obliged to make certain payments to the Participant by reference to, one or more Finance Documents and/or one or more Obligors, but excluding any assignment, transfer or novation of any of a Lender's Commitments and/or rights and/or obligations in accordance with Clause 22.5 (*Procedure for Transfer*) and/or Clause 22.6 (*Procedure for Assignment*).

"Participation Agreement" means each agreement or letter between a Lender and a Participant in respect of a Participation.

"Party" means a party to this Agreement.

"**PBGC**" means the US Pension Benefit Guaranty Corporation.

"**Plan**" means an "employee benefit plan" as defined in section 3 of ERISA (other than a Multiemployer Plan) maintained or contributed to by the Borrower, a Subsidiary of the Borrower or any ERISA Affiliate or to which the Borrower, a Subsidiary of the Borrower or an ERISA Affiliate has an obligation to contribute, and such plan for the five (5) year period immediately following the latest date on which the Borrower, a Subsidiary of the Borrower or an ERISA Affiliate maintained, contributed to or had an obligation to contribute to (or is deemed under section 4069 of ERISA to have maintained or contributed to or to have had an obligation to contribute to, or otherwise to have liability with respect to) such plan.

"**PPSA**" means the *Personal Property Securities Act 2009* (Commonwealth of Australia).

"**Principals**" means all the partners of Lone Star LP and all the members of KHM Rentals.

"**Qualifying Lender**" means a Lender which is beneficially entitled to interest payable to that Lender in respect of a Loan and is:

(a)   an Exempt Lender; or

(b)   a Treaty Lender.

"**Quotation Day**" means, in relation to any period for which an interest rate is to be determined, two (2) London Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market, in which case the Quotation Day will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"**Receiver**" means a receiver or receiver and manager or administrative receiver or similar officer of the whole or any part of the Charged Property.

"**Register**" has the meaning given to such term in Clause 22.10 (*Register*).

"**Relevant Interbank Market**" means the London interbank market.

"**Relevant Jurisdiction**" means, in relation to an Obligor:

(a)   its Jurisdiction of incorporation;

(b)   any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(c)   any jurisdiction where it conducts its business; and

(d)   the jurisdiction whose laws govern the perfection of any of the Transaction Security Document entered into by it.

"**Repeating Representations**" means each of the representations set out in Clause 17 (*Representations*) other than Clauses 17.20 (*Legal and Beneficial Ownership*), 17.21 (*No Adverse Consequences*) and 17.23 (*Private and Commercial Acts*).

"**Representative**" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"**Royal Wolf**" means Royal Wolf Holdings Limited, a limited liability company incorporated in Australia with registered number ABN 91 121 226 793 and listed on the Australian Securities Exchange under stock code RWH.

"**Royal Wolf Market Value**" means on any date the amount equal to (x) multiplied by (y) where:

(x)   equals (A) the volume weighted average price of each Royal Wolf Share quoted on ASX as specified on the Bloomberg page RWH AU <Equity> AQR for the immediately preceding Trading Day, (B) if no Royal Wolf Shares are traded on such Trading Day, the average of the last bid price and offer price as specified on the Bloomberg page RWH AU <Equity> HP for the immediately preceding Trading Day, or (C) if no Royal Wolf Shares are traded and if no bid price and/or offer price is specified on the Bloomberg page RWH AU <Equity> HP for the immediately preceding Trading Day, (x) shall be the volume weighted average price of each Royal Wolf Share quoted on ASX as specified on the Bloomberg page RWH AU <Equity> AQR for the immediately preceding Trading Day on which Royal Wolf Shares were traded; and

(y)   equals the total number of Charged Shares,

provided that, if no Royal Wolf Shares are traded for at least five (5) consecutive Trading Days, the "Royal Wolf Market Value" shall be deemed to be zero.

"**Royal Wolf Shares**" means the common capital stock of Royal Wolf listed on the ASX with stock code RWH.

"**Sanctions Laws and Regulations**" means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by (a) the US government, including as administered by US Department of the Treasury Office of Foreign Assets Control ("**OFAC**"), as based upon the obligations or authorities set forth in, the Executive Order, the USA Patriot Act of 2001, the US International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the US Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the US United Nations Participation Act, the US Syria Accountability and Lebanese Sovereignty Act, the US Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act, Section 1245 of the National Defense Authorization Act of 2012, all as amended, or any of the foreign assets control regulations (including but not limited to 31 C.F.R., Subtitle B, Chapter V, as amended) or any other law or executive order relating thereto, and (b) any sanctions measures imposed by the United Nations Security Council.

"**Screen Rate**" means:

(a)   the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars for the relevant period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate); or

(b)   on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrower.

"**SEC**" means The Securities and Exchange Commission of the United States.

"**Secured Obligations**" means all obligations at any time due, owing or incurred by any Obligor to any Secured Party under the Finance Documents, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or surety or in some other capacity).

"**Secured Parties**" means each Finance Party from time to time party to this Agreement and any Receiver or Delegate.

"**Security**" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect and in respect to any collateral the subject of the Share Charge includes a "security interest" as defined in section 12 of the PPSA other than any security interest arising solely by operation of section 12(3) of the PPSA where the security interest does not in substance secure the payment or performance of an obligation.

"**Series C Preferred Stock**" means the 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock issued by the Borrower on or prior to 25 May 2013.

"**Share Charge**" means the deed of mortgage of securities in respect of all the issued shares held by GFN US in Royal Wolf entered into on 31 March 2014, between GFN US and the Security Agent in the agreed form.

"**Solvent**" and "**Solvency**" mean, with respect to an Obligor on a particular date, that on such date (a) such Person is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the ordinary course of business, (b) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay such debts and liabilities as the mature, (c) such Person is not engaged in a business or a transaction, and is not about to engage in a business or transaction, for which such Person's property would constitute unreasonably small capital, (d) the fair value of such Person's property is greater than the total amount of liabilities, including contingent liabilities, of such Person, and (e) the present fair saleable value of such Person's assets is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured. The amount of contingent and unliquidated liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"**Specified Time**" means a time determined in accordance with Schedule 6 (*Timetables*).

"**Sponsor**" means Credit Suisse Equities (Australia) Limited ABN 35 068 232 708.

"**Subsidiary**" means any person (referred to as the "**first person**") in respect of which another person (referred to as the "**second person**"):

(a)   has the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

    (i)   cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of the first person;

    (ii)   appoint or remove all, or the majority, of the directors or other equivalent officers of the first person; or

    (iii)   give directions with respect to the operating and financial policies of the first person with which the directors or other equivalent officers of the first person are obliged to comply; or

(b)   holds beneficially more than 50% of the issued share capital of the first person (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Total Commitments**" means the aggregate of the Commitments being US$25,000,000 at the date of this Agreement.

"**Trading Day**" means:

(a)   in respect of Royal Wolf, a day when the ASX is open for dealing business; and

(b)   in respect of the Borrower, a day when NASDAQ is open for dealing business.

"**Transaction Security**" means the Security created or expressed to be created in favour of the Security Agent pursuant to the Transaction Security Documents.

"**Transaction Security Documents**" means each of:

(a)   the Share Charge;

(b)   the Collection Account Charge;

(c)   the Interest Reserve Account Charge; and

(d)   the CHESS Sponsorship Agreement,

together with any other document entered into by any party creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents.

"**Transfer Certificate**" means a certificate substantially in the form set out in Schedule 4 (*Form of Transfer Certificate*) or any other form agreed between the Agent and the Borrower.

"**Transfer Date**" means, in relation to an assignment or a transfer, the later of:

(a)   the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)   the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.

"**Treaty Lender**" means a Lender which:

(a)   is treated as a resident of a Treaty State for the purposes of the Treaty;

(b)   does not carry on a business in the United States through a permanent establishment with which that Lender's participation in the Loan is effectively connected; and

(c)   is entitled under the provisions of the Treaty to receive any and all payments of interest under the Finance Documents without a Tax Deduction.

"**Treaty State**" means a jurisdiction having a double taxation agreement (a "Treaty") with the United States which makes provision for a full exemption from tax imposed by the United States on interest.

"**Unfunded Pension Liability**" of any Plan means the amount, if any, by which the value of the accumulated plan benefits under the Plan, determined on a plan termination basis in accordance with actuarial assumptions at such time consistent with those prescribed by the PBGC for purposes of section 4044 of ERISA, exceeds the fair market value of all plan assets allocable to such liabilities under Title IV of ERISA (excluding any accrued but unpaid contributions).

"**Unpaid Sum**" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"**US Bankruptcy Code**" means Title 11 of The United States Code (entitled "Bankruptcy"), as amended from time to time and as now or hereafter in effect, or any successor thereto.

"**US Dollars**", "**dollars**", "**USD**" and "**US$**" means the lawful currency of the United States of America for the time being.

"**US Dollar Amount**" means:

(a)   in relation to any amount expressed in US Dollars, such amount; and

(b)   in relation to any amount expressed in a currency other than Dollars, the Agent's spot rate of exchange for the purchase of Dollars with such currency in such foreign exchange market as selected by the Agent at or about 11:00 a.m. on a particular day.

"**US Person**" means any person that is a United States Person as defined in Section 7701(a)(30) of the Code.

"**US Revenue Code**" means the US Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"**US Tax Compliance Certificate**" has the meaning given to such term in Clause 12.2(g)(ii)(iii).

"**Utilisation**" means a utilisation of the Facility.

"**Utilisation Date**" means the date of a Utilisation, being the date on which the Loan is to be made.

"**Utilisation Request**" means the notice substantially in the form set out in Schedule 3 (*Utilisation Request*).

1.2   Construction

(a)   Unless a contrary indication appears, any reference in this Agreement to:

     (i)   the "**Agent**", the "**Arranger**", any "**Finance Party**", any "**Lender**", any "**Obligor**", any "**Party**", any "**Secured Party**", the "**Security Agent**" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with the Finance Documents;

     (ii)   a document in "**agreed form**" is a document which is previously agreed in writing by or on behalf of the Borrower and the Agent or, if not so agreed, is in the form specified by the Agent;

     (iii)   "**assets**" includes present and future properties, revenues and rights of every description;

     (iv)   a "**Finance Document**" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

     (v)   "**guarantee**" means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vi)   "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)   a "**person**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(viii)   a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(ix)   a provision of law is a reference to that provision as amended or re-enacted; and

(x)   a time of day is a reference to Singapore time.

(b)   Section, Clause and Schedule headings are for ease of reference only.

(c)   Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)   A Default (other than an Event of Default) is "**continuing**" if it has not been remedied or waived in writing and an Event of Default is "**continuing**" if it has not been remedied or waived in writing.

1.3   Borrower as agent of GFN US

(a)   GFN US by its execution of this Agreement irrevocably appoints the Borrower (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)   the Borrower on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions, to execute on its behalf any deed, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by it notwithstanding that they may affect it, without further reference to or the consent of GFN US; and

(ii)   each Finance Party to give any notice, demand or other communication to GFN US pursuant to the Finance Documents to the Borrower,

and in each case GFN US shall be bound as though GFn US itself had given the notices and instructions or executed or made the deeds or agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)   Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Borrower or given to the Borrower under any Finance Document on behalf of GFN US or in connection with any Finance Document shall be binding for all purposes on GFN US as if it had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Borrower and GFN US, those of the Borrower shall prevail.

Section 2
The Facility

2. The Facility

2.1 The Facility

(a) Subject to the terms of this Agreement, the Lenders make available to the Borrower a secured dollar term loan facility in an aggregate amount equal to the Total Commitments.

(b) As at the Amendment Date, US$10,000,000 of the principal amount of the Loan is outstanding.

2.2 Finance Parties' Rights and Obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3. Purpose

3.1 Purpose

Borrower shall apply all amounts borrowed by it under the Facility towards:

(a) funding the Interest Reserve Account;

(b) funding part of the consideration payable in respect of the Acquisition; and

(c) the payment of any fees and expenses under Clause 11 (*Fees*) and Clause 16.1 (*Transaction Expenses*).

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4. Conditions of Utilisation

4.1 Initial Conditions Precedent

The Borrower may not deliver the Utilisation Request unless the Agent has received all of the documents and other evidence listed in Schedule 2 (*Conditions Precedent*) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

4.2 Further Conditions Precedent

The Lenders will only be obliged to comply with Clause 5.4 (*Lenders' Participation*) if:

(a)   on the date of the Utilisation Request and on the proposed Utilisation Date:

      (i)   no Default is continuing or would result from the proposed Loan;

      (ii)   the Repeating Representations to be made by the Obligors are true in all material respects;

(b)   the Agent has received evidence satisfactory to it that on the Utilisation Date, the Collateral Cover Ratio is at least equal to or greater than five hundred per cent. (500%); and

(c)   the Agent has received evidence satisfactory to it that the credit balance of the Interest Reserve Account is, or by the proposed Utilisation Date will be, not less than an amount equal to the aggregate amount of the interest that will be due on the Loan from the Utilisation Date until and including the date falling six (6) Months after the Utilisation Date, assuming the same LIBOR rate for the second Interest Period as the first Interest Period.

4.3 Maximum number of Loan

The Borrower may only deliver one (1) Utilisation Request under the Facility.


Section 3
Utilisation


5. Utilisation

5.1 Delivery of the Utilisation Request

The Borrower may utilise the Facility by delivery to the Agent of the duly completed Utilisation Request not later than the Specified Time.

5.2 Completion of the Utilisation Request

(a)   The Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

   (i)   the proposed Utilisation Date is a Business Day within the Availability Period; and

   (ii)   the currency and amount of the Utilisation comply with Clause 5.3 (*Currency and Amount*).

(b)   Only one (1) Loan may be requested in the Utilisation Request.

5.3 Currency and Amount

(a)   The currency specified in the Utilisation Request must be US Dollars.

(b)   The amount of the proposed Loan requested in the Utilisation Request must be:

   (i)   a minimum of US$20,000,000, and in integral multiples of in integral multiples of US$500,000; and

   (ii)   in any event less than or equal to the Available Facility.

5.4 Lenders' Participation

(a)   If the conditions set out in this Agreement have been met, each Lender shall make its participation in the Loan available by the Utilisation Date through its Facility Office.

(b)   The amount of each Lender's participation in the Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)   The Agent shall notify each Lender of the amount of the Loan and the amount of its participation in the Loan by the Specified Time.

5.5 Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period.

Section 4
Repayment, Prepayment and Cancellation

6. Repayment

6.1 Repayment of the Loan

The Borrower shall repay the Loan made to it in full on the Final Maturity Date.

6.2 Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid.

7. Prepayment and Cancellation

7.1 Illegality

If, in any applicable jurisdiction, it becomes unlawful for any Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(a)   that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)   upon the Agent notifying the Borrower, the Available Commitment of that Lender will be immediately cancelled; and

(c)   the Borrower shall repay that Lender's participation in the Loan made to the Borrower on the last day of the Interest Period for the Loan occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment shall be cancelled in the amount of the participations repaid.

7.2 Change of Control

(a)   If a Change of Control occurs:

    (i)   the Borrower shall promptly notify the Agent upon becoming aware of that event;

    (ii)   a Lender shall not be obliged to fund a Utilisation; and

    (iii)   if the Majority Lenders so require and notify the Agent within five (5) days of the Borrower notifying the Agent of the event the Agent shall, by not less than three (3) days' notice to the Borrower, cancel the Commitment of all Lenders and declare the participations in the Loan, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment will be cancelled and all such outstanding amounts including any Make Whole Amount will become immediately due and payable.

(b)   For the purposes of paragraph 7.2(a) of Clause 7.2 above, "**Change of Control**" means:

    (i)   any person or group of persons other than the current board of directors of the Borrower acting in concert gains control of the Borrower or any person or group of persons other than the Borrower or GFN US gains control of Royal Wolf; or

(ii)   the Borrower ceases to legally and beneficially own the entire issued stock capital of GFN US.

(c)   For the purposes of paragraph (b) of Clause 7.2 above, **"control"** means:

   (i)   the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

      (i)   cast, or control the casting of, more than half of the maximum number of votes that might be cast at a general meeting of the Borrower or Royal Wolf (as applicable);

      (ii)   appoint or remove all, or the majority, of the directors or other equivalent officers of the Borrower or Royal Wolf (as applicable); or

      (iii)   give directions with respect to the operating and financial policies of the Borrower or Royal Wolf (as applicable) with which the directors or other equivalent officers of the Borrower or Royal Wolf (as applicable) are obliged to comply, or

   (ii)   the holding beneficially of more than half of the issued share capital of the Borrower or Royal Wolf (as applicable) (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

(d)   For the purposes of paragraph (b) of Clause 7.2 above, **"acting in concert"** means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Borrower or Royal Wolf (as applicable) by any of them, either directly or indirectly, to obtain or consolidate control of Borrower or Royal Wolf (as applicable), including any such persons constituting a "group" within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended.

7.3   Collateral Cover Ratio

If, at any time, the Collateral Cover Ratio falls below two hundred and fifty per cent. (250%):

(a)   the Agent shall promptly notify the Borrower in writing upon becoming aware of such event; and

(b)   upon the Agent notifying the Borrower, the Facility shall be immediately cancelled and the Borrower shall repay the outstanding Loan, and all other amounts accrued under the Finance Documents together with the Make Whole Amount on the last day of the Interest Period for the Loan occurring after the Agent has notified the Borrower of the relevant event, or, if earlier, the date specified by the Agent (acting on the instructions of the Majority Lenders) in a written notice delivered to the Borrower.

7.4   Voluntary Cancellation

The Borrower may, if it gives the Agent not less than five (5) days (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$1,000,000) of the Available Facility. Any cancellation under this Clause 7.4 shall reduce the Commitments of the Lenders rateably.

7.5   Voluntary Prepayment of the Loan

(a)   The Borrower may, if it gives the Agent not less than five (5) days (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of US$5,000,000) together with the Make Whole Amount.

(b)   The Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the Available Facility is zero).

(c)   Any prepayment under this Clause 7.4 shall be applied rateably among the participation of all the Lenders.

7.6   Right of Prepayment and Cancellation in Relation to a Single Lender

(a)   If:

    (i)   any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 12.2 (*Tax Gross-Up*); or

    (ii)   any Lender claims indemnification from the Borrower under Clause 12.3 (*Tax Indemnity*) or Clause 13.1 (*Increased Costs*),

    (iii)   at any time on or after the date which is six (6) months before the earliest FATCA Application Date for any payment by a Party to a Lender (or to the Agent for the account of that Lender), that Lender is not, or has ceased to be, a FATCA Exempt Party and, as a consequence, a Party will be required to make a FATCA Deduction from a payment to that Lender (or to the Agent for the account of that Lender) on or after that FATCA Application Date,

the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the Prepayment of that Lender's participation in the Loan.

(b)   On receipt of a notice of cancellation referred to in paragraph (a) of Clause 7.6 above, the Commitment of that Lender shall immediately be reduced to zero.

(c)   On the last day of each Interest Period which ends after the Borrower has given notice of cancellation under paragraph (a) of Clause 7.6 above (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender's participation in the Loan together with the Make Whole Amount.

7.7   Loss of Margin

With respect to any prepayment of the Loan under this Agreement whether pursuant to this Clause 7 (other than under Clause 7.1 (*Illegality*)) or Clause 21.19 (*Acceleration*) that is made on or prior to 31 December 2016 (such date of prepayment, the "**Prepayment Date**"), the Borrower shall, together with such prepayment amount, pay to the Agent for the account of the Lenders an amount (the "**Make Whole Amount**") equal to the principal amount of the Loan prepaid multiplied by the per annum rate of 7.50 per cent in respect of the period commencing from the Prepayment Date to and including 31 December 2016.

7.8   Restrictions

(a)   Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)   Any prepayment under this Agreement shall be made together with accrued and unpaid interest on the amount prepaid and, subject to any Break Costs or Make Whole Amount, without premium or penalty.

(c)   The Borrower may not reborrow any part of the Facility which is prepaid.

(d)   The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)   No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)   If the Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

(g)   If all or part of any Lender's participation in the Loan is repaid or prepaid and is not available for redrawing, an amount of that Lender's Commitment (equal to the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

Section 5
Costs of Utilisation

8.   Interest

8.1   Calculation of Interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)   Margin; and

(b)   LIBOR.

8.2   Payment of Interest

The Borrower shall pay accrued interest on the Loan to which that Interest Period relates on the last day of each Interest Period.

8.3   Default Interest

(a)   If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) of Clause 8.3 below, is two per cent. (2%) per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted the Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting on the instructions of the Majority Lenders). Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrower on demand by the Agent.

(b)   If any overdue amount consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)   the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan; and

(ii)   the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent. (2%) per annum higher than the rate which would have applied if the overdue amount had not become due.

(c)   Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.4   Notification of Rates of Interest

The Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

9.   Interest Periods

9.1   Interest Periods

(a)   The first Interest Period shall commence on the Utilisation Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

(b)   Subject to paragraph (c), each Interest Period shall be three (3) Months.

(c)   No Interest Period shall extend beyond the Final Maturity Date.

9.2   Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10.   Changes to the Calculation of Interest

10.1   [Intentionally Omitted]

10.2   Market Disruption

(a)   If a Market Disruption Event occurs in relation to the Loan for any Interest Period, then the rate of interest on each Lender's share of the Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

    (i)   the Margin; and

    (ii)   the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in the Loan from whatever source it may reasonably select.

(b)   If a Market Disruption Event occurs the Agent shall, as soon as is practicable, notify the Borrower.

(c)   In this Agreement "**Market Disruption Event**" means:

    (i)   at or about noon on the Quotation Day for the relevant Interest Period LIBOR is to be determined by reference to the Interpolated Screen Rate and it is not possible to calculate an Interpolated Screen Rate for the Loan; or

    (ii)   before close of business in Singapore on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in the Loan exceed 35%. of the Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR.

10.3   Alternative Basis of Interest or Funding

(a)   If a Market Disruption Event occurs and the Agent or the Borrower so requires, the Agent and the Borrower shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)   Any alternative basis agreed pursuant to paragraph (a) of Clause 10.3 above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

10.4   Break Costs

(a)   The Borrower shall, within three (3) Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for the Loan or Unpaid Sum.

(b)   Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

11.   Fees

The Borrower shall pay to the Arranger the fees in the amounts and at the times agreed in a Fee Letter.

Section 6
Additional Payment Obligations

12. Tax Gross Up and Indemnities

12.1 Definitions

(a) In this Agreement:

"**Protected Party**" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"**Tax Credit**" means a credit against, relief or remission for, or repayment of any Tax.

"**Tax Deduction**" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"**Tax Payment**" means either the increase in a payment made by an Obligor to a Finance Party under Clause 12.2 (*Tax Gross-Up*) or a payment under Clause 12.3 (*Tax Indemnity*).

(b) Unless a contrary indication appears, in this Clause 12 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

12.2 Tax Gross-Up

(a) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b) The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Obligors.

(c) If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) No Obligor is required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of a tax imposed by the United States from a payment of interest on a Finance Document, if on the date on which the payment falls due:

    (i) the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority; or

    (ii) the relevant Lender is an Exempt Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the

26

Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below.

(e)   If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)   Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g)   An Exempt Lender and the relevant Obligor shall cooperate in completing any procedural formalities necessary for such Obligor to obtain authorization to make any payment to which that Exempt Lender is entitled without a Tax Deduction.

    (i)   An Exempt Lender that is a US Person shall deliver to each Obligor and the Agent on or prior to the date such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Obligors or the Agent) to the extent it is legally entitled to do so, executed originals of IRS Form W-9 certifying that such Lender is exempt from US federal backup withholding tax.

    (ii)   Any Exempt Lender that is a Foreign Lender shall, to the extent it is legally entitled to do so, deliver to each Obligor and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Obligors or the Agent), whichever of the following is applicable:

        (i)   in the case of a Foreign Lender claiming the benefits of a Treaty (x) with respect to payments of interest under any Finance Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, US federal withholding Tax pursuant to the "interest" article of such Treaty, and (y) with respect to any other applicable payments under any Finance Document, IRS Form W-8BEN establishing an exemption from, or reduction of, US federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

        (ii)   executed originals of IRS Form W-8ECI;

        (iii)   in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Part 1 of Schedule 7 (*US Tax Compliance Certificate*) to the effect that such Foreign Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "**US Tax Compliance Certificate**") and (y) executed originals of IRS Form W-8BEN; or

        (iv)   to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a US Tax Compliance Certificate substantially in the form of Parts 2 or 3 of Schedule 7 (*US Tax Compliance Certificate*), IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a US Tax Compliance Certificate substantially in the form of Part 4 of Schedule 7 (*US Tax Compliance Certificate*) on behalf of each such direct and indirect partner;

12.3 Tax Indemnity

(a)   The Borrower shall (within three (3) Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)   Paragraph (a) of Clause 12.3 above shall not apply:

    (i)   with respect to any Tax assessed on a Finance Party:

        (i)   under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

        (ii)   under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

    if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

    (ii)   to the extent a loss, liability or cost is compensated for by an increased payment under Clause 12.2 (*Tax Gross-Up*).

(c)   A Protected Party making, or intending to make a claim under paragraph (a) of Clause 12.3 above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

(d)   A Protected Party shall, on receiving a payment from the Borrower under this Clause 12.3, notify the Agent.

12.4 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)   a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)   that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by such Obligor.

12.5 Stamp Taxes

The Borrower shall:

(a) pay all stamp duty, registration and other similar Taxes payable in respect of any Finance Document; and

(b) within three (3) Business Days of demand, indemnify each Secured Party against any cost, loss or liability that Secured Party incurs in relation to all stamp duty, registration and other similar Taxes paid or payable in respect of any Finance Document.

12.6 Indirect Tax

(a) All amounts set out or expressed in a Finance Document to be payable by any Party to a Finance Party shall be deemed to be exclusive of any Indirect Tax. If any Indirect Tax is chargeable on any supply made by any Finance Party to any Party in connection with a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the Indirect Tax.

(b) Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all Indirect Tax incurred by that Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that it is not entitled to credit or repayment in respect of the Indirect Tax.

12.7 FATCA Information

(a) Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

    (i) confirm to that other Party whether it is:

        (i) a FATCA Exempt Party; or

        (ii) not a FATCA Exempt Party; and

    (ii) supply to that other Party such forms, documentation and other information relating to its status under FATCA (including its applicable "passthru payment percentage" or other information required under the US Treasury Regulations or other official guidance including intergovernmental agreements) as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA.

(b) If a Party confirms to another Party pursuant to 12.7(a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c) Paragraph (a) above shall not oblige any Finance Party to do anything which would or might in its reasonable opinion constitute a breach of:

    (i) any law or regulation;

    (ii) any fiduciary duty; or

    (iii) any duty of confidentiality.

(d) If a Party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then:

(i)   if that Party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such Party shall be treated for the purposes of the Finance Documents as if it is not a FATCA Exempt Party; and

(ii)   if that Party failed to confirm its applicable "passthru payment percentage" then such Party shall be treated for the purposes of the Finance Documents (and payments made thereunder) as if its applicable "passthru payment percentage" is 100%,

until (in each case) such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)   Each Lender shall, within ten (10) Business Days of:

(i)   where the relevant Lender is an Original Lender, the date of this Agreement;

(ii)   where the relevant Lender is a New Lender, the relevant Transfer Date;

supply to the Agent:

(iii)   a withholding certificate on Form W-8 or Form W-9 (or any successor form) (as applicable); or

(iv)   any withholding statement and other documentation, authorisations and waivers as the Agent may require to certify or establish the status of such Lender under FATCA.

The Agent shall provide any withholding certificate, withholding statement, documentation, authorisations and waivers it receives from a Lender pursuant to this paragraph (e) to the Borrower and shall be entitled to rely on any such withholding certificate, withholding statement, documentation, authorisations and waivers provided without further verification. The Agent shall not be liable for any action taken by it under or in connection with this paragraph (e).

(f)   Each Lender agrees that if any withholding certificate, withholding statement, documentation, authorisations and waivers provided to the Agent pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, it shall promptly update such withholding certificate, withholding statement, documentation, authorisations and waivers or promptly notify the Agent in writing of its legal inability to do so. The Agent shall provide any such updated withholding certificate, withholding statement, documentation, authorisations and waivers to the Borrower. The Agent shall not be liable for any action taken by it under or in connection with this paragraph (f).

12.8   FATCA Deduction and gross-up by Obligor

(a)   If an Obligor is required to make a FATCA Deduction, that Obligor shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA.

(b)   If a FATCA Deduction is required to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required.

(c)   The Borrower shall promptly upon becoming aware that an Obligor must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify the Agent accordingly. Similarly, a Finance Party shall notify the Agent on becoming so aware in respect of a payment payable to that Finance Party. If the Agent receives such notification from a Finance Party it shall notify the Borrower and that Obligor.

(d) Within thirty (30) days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Obligor making that FATCA Deduction or payment shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the FATCA Deduction has been made or (as applicable) any appropriate payment paid to the relevant governmental or taxation authority.

12.9 FATCA Deduction by a Finance Party

(a) Each Finance Party may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and no Finance Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction. A Finance Party which becomes aware that it must make a FATCA Deduction in respect of a payment to another Party (or that there is any change in the rate or the basis of such FATCA Deduction) shall notify that Party and the Agent.

(b) If the Agent is required to make a FATCA Deduction in respect of a payment to a Finance Party under Clause 28.2 (*Distributions by the Agent*) which relates to a payment by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after the Agent has made such FATCA Deduction), leaves the Agent with an amount equal to the payment which would have been made by the Agent if no FATCA Deduction had been required.

(c) The Agent shall promptly upon becoming aware that it must make a FATCA Deduction in respect of a payment to a Finance Party under Clause 28.2 (*Distributions by the Agent*) which relates to a payment by an Obligor (or that there is any change in the rate or the basis of such a FATCA Deduction) notify the relevant Obligor and the relevant Finance Party.

(d) The Borrower shall (within three (3) Business Days of demand by the Agent) pay to a Finance Party an amount equal to the loss, liability or cost which that Finance Party determines will be or has been (directly or indirectly) suffered by that Finance Party as a result of another Finance Party making a FATCA Deduction in respect of a payment due to it under a Finance Document. This paragraph shall not apply to the extent a loss, liability or cost is compensated for by an increased payment under paragraph (b) above.

(e) A Finance Party making, or intending to make, a claim under paragraph (d) above shall promptly notify the Agent of the FATCA Deduction which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

12.10 Tax Credit and FATCA

If an Obligor makes a FATCA Payment and the relevant Finance Party determines that:

(a) a Tax Credit is attributable to an increased payment of which that FATCA Payment forms part, to that FATCA Payment or to a FATCA Deduction in consequence of which that FATCA Payment was required; and

(b) that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the relevant Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the FATCA Payment not been required to be made by the Obligor.

13. Increased Costs

13.1 Increased Costs

(a) Subject to Clause 13.3 (*Exceptions*) the Borrower shall, within three (3) Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b) In this Agreement "**Increased Costs**" means:

   (i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

   (ii) an additional or increased cost; or

   (iii) a reduction of any amount due and payable under any Finance Document,

   which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

13.2 Increased Cost Claims

(a) A Finance Party intending to make a claim pursuant to Clause 13.1 (*Increased Costs*) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

13.3 Exceptions

(a) Clause 13.1 (*Increased Costs*) does not apply to the extent any Increased Cost is:

   (i) attributable to a Tax Deduction required by law to be made by an Obligor;

   (ii) attributable to a FATCA Deduction required to be made by an Obligor or a Finance Party;

   (iii) compensated for by paragraph (d) of Clause 12.9 (*FATCA Deduction by a Finance Party*);

   (iv) compensated for by Clause 12.3 (*Tax Indemnity*) (or would have been compensated for under Clause 12.3 (*Tax Indemnity*) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (*Tax Indemnity*) applied); or

   (v) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

(b) In this Clause 13.3, a reference to a "**Tax Deduction**" has the same meaning given to the term in Clause 12.1 (*Definitions*).

14. Other Indemnities

14.1 Currency Indemnity

(a)   If any sum due from an Obligor under the Finance Documents (a "**Sum**"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "**First Currency**") in which that Sum is payable into another currency (the "**Second Currency**") for the purpose of:

      (i)   making or filing a claim or proof against that Obligor; or

      (ii)   obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three (3) Business Days of demand, indemnify the Arranger and each other Secured Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)   Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2 Other Indemnities

(a)   Each Obligor shall, within three (3) Business Days of demand, indemnify the Arranger and each other Secured Party against any cost, loss or liability incurred by that Finance Party as a result of:

      (i)   the occurrence of any Event of Default;

      (ii)   a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 27 (*Sharing among the Finance Parties*);

      (iii)   funding, or making arrangements to fund, its participation in the Loan requested by the Borrower in the Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

      (iv)   the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.

(b)   The Borrower shall promptly indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate, against any cost, loss or liability incurred by that Finance Party or its Affiliate (or officer or employee of that Finance Party or Affiliate) in connection with or arising out of the use of proceeds under the Facility or Transaction Security being taken over the Charged Property (including but not limited to those incurred in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry concerning the use of proceeds under the Facility), unless such loss or liability is caused by the gross negligence or wilful misconduct of that Finance Party or its Affiliate (or employee or officer of that Finance Party or Affiliate). Any Affiliate or any officer or employee of a Finance Party or its Affiliate may rely on this Clause 14.2.

14.3 Indemnity to the Agent

The Borrower shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a) investigating any event which it reasonably believes is a Default; or

(b) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

14.4 Indemnity to the Security Agent

(a) Each Obligor jointly and severally shall promptly indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability incurred by any of them as a result of:

    (i) any failure by the Borrower to comply with its obligations under Clause 16 (*Costs and Expenses*);

    (ii) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

    (iii) the taking, holding, protection or enforcement of the Transaction Security;

    (iv) the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and each Receiver and Delegate by the Finance Documents or by law;

    (v) any default by an Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents; or

    (vi) acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Charged Property (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).

(b) Each Obligor expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 14.4 will not be prejudiced by any release under Clause 25.24 (*Releases*) or otherwise in accordance with the terms of this Agreement.

(c) The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 14.4 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

15. Mitigation by the Lenders

15.1 Mitigation

(a) Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (*Illegality*), Clause 12 (*Tax Gross-Up and Indemnities*) or Clause 13 (*Increased Costs*) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)   Paragraph (a) of Clause 15.1 above does not in any way limit the obligations of any Obligor under the Finance Documents.

15.2   Limitation of Liability

(a)   The Borrower shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (*Mitigation*).

(b)   A Finance Party is not obliged to take any steps under Clause 15.1 (*Mitigation*) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16.   Costs and Expenses

16.1   Transaction Expenses

The Borrower shall promptly on demand pay the Agent, the Arranger and the Security Agent the amount of all costs and expenses (including legal fees) reasonably incurred by any of them (and, in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a)   the Transaction Security, this Agreement and any other documents referred to in this Agreement; and

(b)   any other Finance Documents executed after the date of this Agreement.

16.2   Amendment Costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 28.9 (*Change of currency*), the Borrower shall, within three (3) Business Days of demand, reimburse each of the Agent and the Security Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent and the Security Agent (and, in the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

16.3   Security Agent's Management Time and Additional Remuneration

(a)   Any amount payable to the Security Agent under Clause 14.4 (*Indemnity to the Security Agent*) and this Clause 16 shall include the cost of utilising the Security Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Security Agent may notify to the Borrower and the Lenders, and is in addition to any other fee paid or payable to the Security Agent.

(b)   Without prejudice to paragraph (a) of Clause 16.3 above, in the event of:

(i)   a Default;

(ii)   the Security Agent being requested by an Obligor or the Majority Lenders to undertake duties which the Security Agent and the Borrower agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Finance Documents; or

(iii)   the Security Agent and the Borrower agreeing that it is otherwise appropriate in the circumstances, the Borrower shall pay to the Security Agent any additional remuneration that may be agreed between them or determined pursuant to paragraph (c) of this Clause 16.3 below.

(c)   If the Security Agent and the Borrower fail to agree upon the nature of the duties or upon the additional remuneration referred to in paragraph (b) of Clause 16.3 above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by a mutually acceptable party selected by the Security Agent and the Borrower and the determination of a mutually acceptable party shall be final and binding upon the Parties.

16.4   Enforcement Costs

The Borrower shall, within three (3) Business Days of demand, pay to the Arranger and each other Secured Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of, or the preservation of any rights under, any Finance Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

Section 7
Representations, Undertakings and Events of Default

17. Representations

Each Obligor makes the representations and warranties set out in this Clause 17 to each Finance Party on the date of this Agreement.

17.1 Status

(a) It is a corporation, organised, validly existing and in good standing under the laws of the state of Delaware.

(b) Each of its Subsidiaries is a corporation or a limited liability company, duly incorporated or organised and validly existing (and if applicable, in good standing) under the law of its jurisdiction of incorporation or organisation.

(c) It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

17.2 Binding Obligations

Subject to the Legal Reservations:

(a) the obligations expressed to be assumed by it in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations; and

(b) (without limiting the generality of paragraph (a) of Clause 17.2 above), each Transaction Security Document to which it is a party creates the security interests which that Transaction Security Document purports to create and those security interests are valid and effective.

17.3 Non-Conflict with Other Obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents and the granting of the Transaction Security do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) its or any of its Subsidiaries' constitutional documents; or

(c) any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets or constitute a default or termination event (however described) under any such agreement or instrument.

17.4 Power and Authority

(a) It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(b) No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of indemnities contemplated by the Finance Documents to which it is a party.

17.5 Validity and Admissibility in Evidence

(a)   All Authorisations and any other acts, conditions or things required or desirable:

     (i)   to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

     (ii)   to make the Finance Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained, effected, done, fulfilled or performed and are in full force and effect.

(b)   All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect.

17.6 Governing Law and Enforcement

(a)   The choice of the law stated to be the governing law of each Finance Document will be recognised and enforced in its Relevant Jurisdictions.

(b)   Any judgment obtained in relation to a Finance Document in the jurisdiction of the stated governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

17.7 Insolvency

(a)   No:

     (i)   corporate action, legal proceeding or other procedure or step described in Clause 21.7 (*Insolvency Proceedings*); or

     (ii)   creditors' process described in Clause 21.8 (*Creditors' Process*),

has been taken or, to its knowledge, threatened in relation to a member of the Group and none of the circumstances described in Clause 21.6 (*Insolvency*) applies to a member of the Group.

(b)   It is Solvent.

17.8 Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document to any Exempt Lender which in compliance with Clause 12.2(g).

17.9 No Filing or Stamp Taxes

Other than the payment of stamp duty in the State of New South Wales, Australia in respect of the Share Charge, and the filings set out in Clause 3(g) of Schedule 2 (*Conditions Precedent*), under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

17.10 No Default

(a) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which might have a Material Adverse Effect.

17.11 No Misleading Information

All other written information provided by any member of the Group (including its advisers) to a Finance Party was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any respect.

17.12 Original Financial Report

(a) The Original Financial Report was prepared in accordance with GAAP consistently applied.

(b) The Original Financial Report is a true and fair view of its consolidated financial condition and operations during the relevant financial year.

(c) There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group) since June 30 2013.

17.13 Pari passu Ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

17.14 No Proceedings Pending or Threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

17.15 No Breach of Laws

(a) It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(b) No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against any member of the Group which have or are reasonably likely to have a Material Adverse Effect.

17.16 Environmental Laws

(a) Each member of the Group is in compliance with Clause 20.9 (*Environmental and Social Matters*) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b) No Environmental or Social Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against any member of the Group where that claim has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

17.17 Taxation

(a) It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax which has or is reasonably likely to have a Material Adverse Effect.

(b) No claims or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes such that a liability of, or claim against, any member of the Group which has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

(c) It is resident for Tax purposes only in the State of Delaware.

17.18 Security

No Security exists over:

(a) the Royal Wolf Shares owned by GFN US; or

(b) the Accounts,

in each case other than as permitted by this Agreement.

17.19 Ranking

The Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or *pari passu* ranking Security.

17.20 Legal and Beneficial Ownership

GFN US is the sole legal and beneficial owner of the respective assets over which it purports to grant Transaction Security free from any claims, third party rights or competing interests other than Security permitted under paragraph (b)(iii)of Clause 20.3 (*Negative pledge*).

17.21 No Adverse Consequences

(a) It is not necessary under the laws of its Relevant Jurisdictions:

(i) in order to enable any Finance Party to enforce its rights under any Finance Document; or

(ii) by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document, that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions.

(b)   No Finance Party is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Finance Document.

17.22   No Immunity

In any proceedings taken in its jurisdiction of incorporation in relation to the Finance Documents to which it is a party, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

17.23   Private and Commercial Acts

Its execution of the Finance Documents to which it is a party constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

17.24   Shares

The shares of any member of the Group which are subject to the Transaction Security are fully paid and not subject to any option to purchase or similar rights. The constitutional documents of companies whose shares are subject to the Transaction Security do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Transaction Security. There are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan capital of Royal Wolf (including any option or right of pre-emption or conversion).

17.25   Compliance with ERISA

(a)   Each Plan is in compliance in form and operation with its terms and with ERISA and the US Revenue Code (including without limitation the US Revenue Code provisions compliance with which is necessary for any intended favourable tax treatment) and all other applicable laws and regulations, except where any failure to comply could not reasonably be expected to have a Material Adverse Effect. Each Plan (and each related trust, if any) which is intended to be qualified under section 401(a) of the US Revenue Code has received a favourable determination letter from the IRS to the effect that it meets the requirements of sections 401(a) and 501(a) of the US Revenue Code covering all applicable tax law changes or is comprised of a master or prototype plan that has received a favourable opinion letter from the IRS, and, nothing has occurred since the date of such determination that would adversely affect such determination (or, in the case of a Plan with no determination, nothing has occurred that would materially adversely affect the issuance of a favourable determination letter or otherwise materially adversely affect such qualification). No ERISA Event has occurred other than as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)   There exists no Unfunded Pension Liability with respect to any Plan, except as would not have a Material Adverse Effect.

(c)   None of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the five (5) years immediately preceding the date this assurance is given or deemed given, made or accrued an obligation to make contributions to any Multiemployer Plan. No Multiemployer Plan is insolvent or in reorganisation. None of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate has incurred a complete or partial withdrawal from any Multiemployer Plan, and, if the Borrower, any Subsidiary of the

Borrower and each ERISA Affiliate were to withdraw in a complete withdrawal as of the date this assurance is given or deemed given, the aggregate withdrawal liability that would be incurred would not reasonably be expected to have a Material Adverse Effect.

(d)   There are no actions, suits or claims pending against or involving a Plan (other than routine claims for benefits) or, to the knowledge of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate, threatened, which would reasonably be expected to be asserted successfully against any Plan and, if so asserted successfully, would reasonably be expected either singly or in the aggregate to have a Material Adverse Effect.

(e)   The Borrower, each Subsidiary of the Borrower and each ERISA Affiliate have made all material contributions to or under each Plan and Multiemployer Plan required by law within the applicable time limits prescribed thereby, the terms of such Plan or Multiemployer Plan, respectively, or any contract or agreement requiring contributions to a Plan or Multiemployer Plan save where any failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(f)   No Plan which is subject to section 412 of the US Revenue Code or section 302 of ERISA has applied for or received an extension of any amortisation period, within the meaning of section 412 of the US Revenue Code or section 302 or 304 of ERISA. The Borrower, each Subsidiary of the Borrower, and each ERISA Affiliate have not ceased operations at a facility so as to become subject to the provisions of section 4062(e) of ERISA, withdrawn as a substantial employer so as to become subject to the provisions of section 4063 of ERISA or ceased making contributions to any Plan subject to section 4064(a) of ERISA to which it made contributions. None of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate has incurred or reasonably expects to incur any liability to PBGC save for any liability for premiums due in the ordinary course or other liability which would not reasonably be expected to have a Material Adverse Effect, and no lien imposed under the US Revenue Code or ERISA on the assets of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate exists or is likely to arise on account of any Plan. None of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate has any liability under section 4069 or 4212(c) of ERISA.

17.26   Margin Stock

No proceeds of any Utilisation will be used to purchase or carry any Margin Stock (as defined in US Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof) or to extend credit for the purpose of purchasing or carrying any Margin Stock. Neither the making of any Utilisation nor the use of the proceeds of it will violate or be inconsistent with the provisions of US Regulation T, U or X of the Board of Governors of the Federal Reserve System from time to time in effect or any successor to all or a portion thereof.

17.27   Investment Company Act

Neither the Borrower, nor any of its Subsidiaries, is an "investment company", or is "controlled" by an "investment company", within the meaning of the US Investment Company Act of 1940, as amended. Neither the making of any Utilisation nor the application of the proceeds or repayment thereof by the Borrower, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the US Securities and Exchange Commission thereunder.

17.28 Sanctions

It is in compliance with Clause 20.16 (*Sanctions*).

17.29 Anti-Corruption Law

(a) Each member of the Group and each of their officers, directors, employees and agents is in compliance with applicable Anti-Corruption Laws; and

(b) each member of the Group has instituted and maintained policies and procedures designed to promote and achieve compliance with Anti-Corruption Laws.

17.30 Anti-money Laundering

(a) The operations of each member of the Group are, and have been, conducted at all times in compliance with applicable financial record keeping and reporting requirements and money laundering statutes in each of the jurisdictions in which it is incorporated or domiciled (as the case may be) and of all jurisdictions in which each member of the Group conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, **Money Laundering Laws**); and

(b) no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any member of the Group with respect to Money Laundering Laws is pending and, to the best of the knowledge and belief of each member of the Group having made all reasonable enquiries, no such actions, suits or proceedings are threatened or contemplated.

17.31 Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of the Utilisation Request and the first day of each Interest Period.

18. Information Undertakings

The undertakings in this Clause 18 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

18.1 Financial Reports

(a) Whether or not required by the rules and regulations of the SEC, the Borrower shall supply to the Agent in sufficient copies for all the Lenders within the time periods specified in the SEC's rules and regulations:

(i) all annual reports that would be required to be filed with the SEC on Form 10-K if the Borrower were required to file such reports as soon as the same become available, but in any event within ninety (90) days after the end of each of its financial years; and

(ii) all quarterly reports that would be required to be filed with the SEC on Form 10-Q if the Borrower were required to file such reports as soon as the same become available, but in any event within forty-five (45) days after the end of each of its financial quarters.

(b) In addition, the Borrower will file a copy of each of the Financial Reports with the SEC for public availability within the time periods specified in the applicable rules and regulations (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

(c)   If, at any time, the Borrower is no longer subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, for any reason, that Obligor will nevertheless continue filing the Financial Reports with the SEC within the time periods specified above unless the SEC will not accept such filings. The Borrower will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Borrower's filings for any reason, the Borrower will post the Financial Reports within the time periods that would apply if the Borrower were required to file those reports with the SEC.

18.2   Requirements as to Financial Reports

Each set of Financial Reports delivered by the Borrower pursuant to Clause 18.1 (*Financial Reports*) shall:

(a)   in the case of each Form 10-K Report, be certified by the chief executive officer and chief financial officer of the Borrower as representing a true and fair view of its financial condition as at the date as at which those Financial Reports were drawn up and include a report by the Borrower's certified independent accountants; and

(b)   in the case of each Form 10-Q Report, certified be certified by the chief executive officer and chief financial officer of the Borrower as fairly representing its financial condition as at the date as at which those Financial Reports were drawn up

18.3   Information: Miscellaneous

The Borrower shall supply to the Agent (in sufficient copies for all the Lenders, as requested by the Agent for items (a) and (b) and otherwise, for all the items below):

(a)   all documents dispatched by the Borrower to its stockholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)   all current reports that would be required to be filed with the SEC on Form 8-K if the Borrower is required to file such reports;

(c)   promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

(d)   promptly, such information as the Security Agent may reasonably require about the Charged Property and compliance by the Borrower with the terms of any Transaction Security Documents;

(e)   promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request; and

(f)   promptly becoming aware of Royal Wolf ceasing to be listed on or suspended from trading on the ASX.

18.4   Year-End

The Borrower shall procure that each Financial Year-end of each member of the Group falls on 30 June.

18.5 Notification of Default

(a)   Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)   Promptly upon a request by the Agent, the Borrower shall supply to the Agent a certificate signed by two (2) of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

18.6 ERISA

The Borrower shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)   promptly and in any event within fifteen (15) days after the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate files a Schedule B (or such other schedule as contains actuarial information) to IRS Form 5500 in respect of a Plan with Unfunded Pension Liabilities, a copy of such IRS Form 5500 (including the Schedule B);

(b)   promptly and in any event within thirty (30) days after the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate knows or has reason to know that any ERISA Event has occurred, a certificate of the chief financial officer of the Parent describing such ERISA Event and the action, if any, proposed to be taken with respect to such ERISA Event and a copy of any notice filed with the PBGC or the IRS pertaining to such ERISA Event and any notices received by the Borrower, Subsidiary of the Borrower, or ERISA Affiliate from the PBGC or any other governmental agency with respect thereto; provided that, in the case of ERISA Events under paragraph (d) of the definition thereof, the thirty (30) day period set forth above shall be a ten (10) day period, and, in the case of ERISA Events under paragraph (b) of the definition thereof, in no event shall notice be given later than the occurrence of the ERISA Event; and

(c)   promptly, and in any event within thirty (30) days, after becoming aware that there has been (i) a material increase in Unfunded Pension Liabilities (taking into account only Plans with positive Unfunded Pension Liabilities) since the date the representations hereunder are given or deemed given, or from any prior notice, as applicable; (ii) the existence of potential withdrawal liability under section 4201 of ERISA, if the Borrower, each Subsidiary of the Borrower and the ERISA Affiliates were to withdraw completely from any and all Multiemployer Plans, (iii) the adoption of, or the commencement of contributions to, any Plan subject to section 412 of the US Revenue Code by the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate or (iv) the adoption of any amendment to a Plan subject to section 412 of the US Revenue Code which results in a material increase in contribution obligations of the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate, a detailed written description thereof from the chief financial officer of the Borrower.

18.7 Use of Websites

(a)   The Borrower may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the "**Website Lenders**") who accept this method of communication by posting this information onto an electronic website designated by the Borrower and the Agent (the "**Designated Website**") if:

    (i)   the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

    (ii)   both the Borrower and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)   the information is in a format previously agreed between the Borrower and the Agent.

If any Lender (a "**Paper Form Lender**") does not agree to the delivery of information electronically then the Agent shall notify the Borrower accordingly and the Borrower shall supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Borrower shall supply the Agent with at least one (1) copy in paper form of any information required to be provided by it.

(b)   The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Borrower and the Agent.

(c)   The Borrower shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)   the Designated Website cannot be accessed due to technical failure;

(ii)   the password specifications for the Designated Website change;

(iii)   any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)   any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)   the Borrower becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Borrower notifies the Agent under paragraph (c)(i) or paragraph (c)(v) of Clause 18.7 above, all information to be provided by the Borrower under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)   Any Website Lender may request, through the Agent, one (1) paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Borrower shall comply with any such request within ten (10) Business Days.

18.8   **"Know Your Customer" Checks**

(a)   If:

(i)   the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)   any change in the status of an Obligor after the date of this Agreement; or

(iii)   a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) of Clause 18.8 above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) of Clause 18.8 above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) of Clause 18.8 above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b) Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c) Without limiting the generality of the foregoing, each Lender subject to the USA PATRIOT ACT (Title III of Pub. Law 107-56 (signed into law 26 October, 2001)) (as amended from time to time, the "**PATRIOT Act**") hereby notifies each Obligor that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the Obligors and other information that will allow such Lender to identify the Obligors in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Agent and each Lender. Each Obligor hereby acknowledges and agrees that the Agent shall be permitted to share any or all such information with the Lenders.

19. Collateral Cover Ratio

19.1 Maintenance of Collateral Cover Ratio

(a) If on any day (and from time to time) the ratio (expressed as a percentage) of:

(i) the aggregate US Dollar Amount of the Royal Wolf Market Value,

to

(ii) (1) the aggregate Loan and accrued interest then outstanding (together with any other amounts outstanding under the Finance Documents) less (on such day) (2) the US Dollar Amount of the aggregate amounts standing to the credit of the Accounts,

(the "**Collateral Cover Ratio**") is less than four hundred per cent. (400%), then the Borrower shall (or shall procure that GFN US will) within three (3) Business Days of the Agent's demand (or such longer period as the Agent (acting on the instructions of all the Lenders) may in its absolute discretion agree) deposit sufficient funds into the Collection Account (the "**Cash Top Up**") so that immediately after the deposit of such Cash Top Up, the Collateral Cover Ratio is increased so as to be equal to or greater than five hundred per cent. (500%).

(b) For purposes of this Clause 19.1 (*Maintenance of Collateral Cover Ratio*), the Agent:

(i) may compute or calculate the Collateral Cover Ratio on any day; and

(ii) shall be required to compute or calculate the Collateral Cover Ratio on any day upon a reasonable request of an Obligor or any Lender.

19.2 Guarantee & Security Limitations

Notwithstanding any term or provision in this Agreement or any other Finance Document:

(a)   no Non-US Subsidiary of the Borrower shall be required to guarantee any obligation or liability of the Borrower under this Agreement or any other Finance Document ("**US Group Company Obligations**"); and

(b)   not more than 66⅔ per cent of the voting stock or other voting equity interests (measured by the total combined voting power of the issued and outstanding voting stock or other voting equity interests) of, and none of the assets or property of, any Non-US Subsidiary of the Borrower shall be required to be pledged directly or indirectly as Security for any US Group Company Obligations.

20.   General Undertakings

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

20.1 Authorisations

Each Obligor shall promptly:

(a)   obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)   supply certified copies to the Agent of any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

      (i)   enable it to perform its obligations under the Finance Documents;

      (ii)   ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

      (iii)   carry on its business.

20.2 Compliance with Laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

20.3 Negative Pledge

(a)   No Obligor shall (and the Borrower shall ensure that no other member of the Group will) create or permit to subsist any Security over:

      (i)   the Royal Wolf Shares owned by GFN US; and

      (ii)   the Accounts.

(b)   Paragraph (a) of this Clause 20.3 does not apply to any Security listed below:

      (i)   any set-off arrangement in the ordinary course of banking arrangements;

      (ii)   any lien arising by operation of law; and

(iii)   any Security entered into pursuant to any Finance Document

20.4   Disposals

No Obligor shall (and the Borrower shall ensure that no other member of the Group will) enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any Charged Property.

20.5   Arm's Length Basis

No Obligor shall (and the Borrower shall ensure that no other member of the Group will) enter into any transaction with any person except on arm's length terms and for full market value.

20.6   Financial Indebtedness

No Obligor shall incur or allow to remain outstanding any Financial Indebtedness the repayment of which is secured by the Royal Wolf Shares owned by GFN US.

20.7   Merger

No Obligor shall (and the Borrower shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger or corporate reconstruction which in the opinion of the Majority Lenders would have a Material Adverse Effect.

20.8   Change of Business

The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the date of this Agreement which in the opinion of the Majority Lenders would have a Material Adverse Effect.

20.9   Environmental and Social Matters

(a)   Each Obligor shall be and continue to be (and the Borrower must ensure that each member of the Group is and continues to be) in compliance with all Environmental or Social Laws and Environmental or Social Approvals applicable to it, where failure to do so (i) has or is reasonably likely to have a Material Adverse Effect; or (ii) would or is reasonably likely to result in any impact on the reputation of any Finance Party arising out of or in connection with any negative publicity or anticipated negative publicity (as determined by that Finance Party in its sole discretion) regarding that Finance Party or any liability for any Finance Party.

(b)   Each Obligor must, promptly upon becoming aware, notify the Agent of:

(i)   any Environmental or Social Claim current, or to its knowledge, pending or threatened; or

(ii)   any circumstances reasonably likely to result in an Environmental or Social Claim,

which (x) has or, if substantiated, is reasonably likely to have a Material Adverse Effect; or (y) would or, if substantiated, is reasonably likely to result in any impact on the reputation of any Finance Party arising out of or in connection with any negative publicity or anticipated negative publicity (as determined by that Finance Party in its sole discretion) regarding that Finance Party or any liability for any Finance Party.

20.10   Anti-Corruption Law

(a)   No Obligor shall (and the Borrower shall ensure that no other member of the Group will) directly or indirectly use the proceeds of the Facility for any purpose which would breach any applicable Anti-Corruption Laws.

(b)   No Obligor shall (and the Borrower shall ensure that each other member of the Group will):

   (i)   comply with, and ensure that each of its or their officers, directors, employees and agents will comply with, all applicable Anti-Corruption Laws; and

   (ii)   maintain policies and procedures designed to promote and achieve compliance with all applicable Anti-Corruption Laws.

20.11   Taxation

Each Obligor shall (and the Borrower shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(a)   such payment is being contested in good faith;

(b)   adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest Financial Reports delivered to the Agent under Clause 18.1 (*Financial Reports*); and

(c)   such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

20.12   Insurance

(a)   Each Obligor shall (and the Borrower shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets against those risks and to the extent as is usual for companies incorporated in its jurisdiction of incorporation carrying on the same or substantially similar business.

(b)   All insurances must be with reputable independent insurance companies or underwriters.

20.13   Pari Passu Ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least *pari passu* with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

20.14   Access

If a Default is continuing or the Agent reasonably suspects a Default is continuing or may occur, each Obligor shall ensure that each member of the Group will, (not more than once in every Financial Year unless the Agent reasonably suspects a Default is continuing or may occur) permit the Agent and/or the Security Agent and/or accountants or other professional advisers and contractors of the Agent or Security Agent free access at all reasonable times and on reasonable notice at the risk and cost of the Obligor to (a) the premises, assets, books, accounts and records of each member of the Group and (b) meet and discuss matters with management of the Group.

20.15   Further Assurance

(a)   Each Obligor shall (and the Borrower shall procure that each other member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

    (i)   to perfect the Security created or intended to be created under or evidenced by the Transaction Security Documents or for the exercise of any rights, powers and remedies of the Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law; and/or

    (ii)   to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(b)   Each Obligor shall (and the Borrower shall procure that each other member of the Group will) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents.

20.16 Sanctions

No Obligor shall use any of the funds advanced under this agreement directly or indirectly for business activities relating to (i) Cuba, Sudan, Iran, Myanmar (Burma), Syria, North Korea or Crimea; or (ii) any other countries that are subject to economic and/or trade sanctions as notified in writing by the Agent (acting on behalf of any Lender) to the Borrower from time to time. Each Obligor also undertakes not to use any of the funds advanced under this agreement directly or indirectly for business activities that are subject to sanctions, restrictions or embargoes imposed by the United Nations, the European Union, the State Secretariat for Economic Affairs of Switzerland or the Swiss Directorate of Public International Law, OFAC, HM Treasury of the United Kingdom, the Hong Kong Monetary Authority, the Monetary Authority of Singapore and/or any other body notified in writing by the Agent (acting on behalf of any Lender) to the Borrower from time to time. This includes, in particular (but without limitation) business activities involving persons or entities subject to any such sanctions or named on any sanctions lists issued by any of the aforementioned bodies and entities owned or controlled by such listed persons or entities.

20.17 Interest Reserve Account

(a)   The Borrower shall establish and maintain the Interest Reserve Account throughout the term of the Facility. The Borrower shall provide to the Security Agent monthly statements in respect of the balance of the Interest Reserve Account. The Interest Reserve Account shall bear interest at the prevailing market deposit rate.

(b)   The Borrower shall, on the Utilisation Date deposit or cause to be deposited into the Interest Reserve Account an amount equal to the aggregate amount of the interest that will be due on the Loan from the Utilisation Date until and including the date falling six (6) Months after the Utilisation Date (such date being the last day of the second (2nd) Interest Period).

(c)   Subject to the maintenance of the credit balance of the Interest Reserve Account in accordance with paragraph (d) below and provided no Event of Default is continuing, on the last day of each Interest Period the Borrower may withdraw from the Interest Reserve Account an amount equal to the accrued interest to be paid by the Borrower in respect of such Interest Period and apply such amount towards the payment of the same;

(d)   The Borrower shall ensure that from the end of the first Interest Period until the Final Maturity Date, the credit balance of the Interest Reserve Account shall be no less than the Interest Reserve Amount.

20.18 Collection Account

(a)   GFN US shall establish and maintain the Collection Account throughout the term of the Facility. GFN US shall provide to the Security Agent monthly statements in respect of the balance of the Collection Account. The Collection Account shall bear interest at the prevailing market deposit rate.

(b)   GFN US shall nominate the Collection Account with Royal Wolf as the account into which all amounts to be paid in respect of the Charged Shares are to be deposited.

(c)   Subject to:

    (i)   no Event of Default continuing;

    (ii)   the Collateral Cover Ratio being equal to or greater than five hundred per cent. (500%); and

    (iii)   the credit balance of the Interest Reserve Account being in compliance with Clause 20.17 (*Interest Reserve Account*),

GFN US may withdraw amounts from the Collection Account (including by way of transfer to the Interest Reserve Account) provided that immediately following such withdrawal the Collateral Cover Ratio is equal to or greater than five hundred per cent (500%).

20.19   Compliance with Listing Rules

The Borrower shall comply in all respects with the applicable Listing Rules and each Obligor shall procure that Royal Wolf complies in all respects with the applicable Listing Rules (including in each case and without limitation, any obligation to make an announcement in connection with the Finance Documents and the transactions contemplated thereby).

20.20   Listing Status

(a)   The Borrower shall ensure that its shares listed on NASDAQ (i) will not for any reason cease to be listed on NASDAQ and (ii) will not be suspended from trading on NASDAQ for a continuous period of ten (10) consecutive Trading Days or more; and

(b)   GFN US shall ensure that the Royal Wolf Shares (i) will not for any reason cease to be listed on the ASX and (ii) will not be suspended from trading on the ASX for a continuous period of ten (10) consecutive Trading Days or more.

20.21   Charged Shares

GFN US shall not (and shall procure that no member of the Group shall) take any action whatsoever that would in the opinion of the Majority Lenders have a Material Adverse Effect on the value of the Charged Shares.

21.   Events of Default

Each of the events or circumstances set out in Clause 21 is an Event of Default (save for Clause 21.19 (*Acceleration*)).

21.1   Non-Payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

(a)   its failure to pay is caused by:

    (i)   administrative or technical error; or

(ii)   a Disruption Event; and

payment is made within three (3) Business Days of its due date.

21.2   Collateral Cover Ratio & Transaction Security

(a)   The Borrower fails to comply with its obligations under Clause 19.1 (*Maintenance of Collateral Cover Ratio*).

(b)   An Obligor does not comply with any provision of any Transaction Security Document.

21.3   Other Obligations

(a)   An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 21.1 (*Non-Payment*) and Clause 21.2 (*Collateral Cover Ratio & Transaction Security*)).

(b)   No Event of Default under paragraph (a) of Clause 21.3 above will occur if the failure to comply is capable of remedy and is remedied within twenty one (21) days of the earlier of (A) the Agent giving notice to the Borrower and (B) the Borrower becoming aware of the failure to comply.

21.4   Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of an Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

21.5   Cross Default

(a)   Any Financial Indebtedness of any member of the Group or of Royal Wolf is not paid when due nor within any originally applicable grace period.

(b)   Any Financial Indebtedness of any member of the Group or of Royal Wolf is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)   Any commitment for any Financial Indebtedness of any member of the Group or of Royal Wolf is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d)   Any creditor of any member of the Group or of Royal Wolf becomes entitled to declare any Financial Indebtedness of any member of the Group or of Royal Wolf due and payable prior to its specified maturity as a result of an event of default (however described).

(e)   No Event of Default will occur under this Clause 21.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) of Clause 21.5 above is less than US$1,000,000 (or its equivalent in any other currency or currencies).

21.6   Insolvency

(a)   Any of Royal Wolf or any member of the Group is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)   The value of the assets of Royal Wolf or any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c)   A moratorium is declared in respect of any indebtedness of any member of the Group or of Royal Wolf.

(d)   An Obligor or Royal Wolf is not Solvent.

21.7   Insolvency Proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)   the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group or of Royal Wolf other than a solvent liquidation or reorganisation of any member of the Group which is not an Obligor;

(b)   a composition, compromise, assignment or arrangement with any creditor of any member of the Group or of Royal Wolf;

(c)   the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group other than an Obligor), receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any member of the Group or of Royal Wolf or any of its assets; or

(d)   enforcement of any Security over any assets of any member of the Group or of Royal Wolf,

or any analogous procedure or step is taken in any jurisdiction.

This Clause 21.7 shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within sixty (60) days of commencement.

21.8   Creditors' Process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of a member of the Group or of Royal Wolf having an aggregate value of US$1,000,000 and is not discharged within sixty (60) days.

21.9   Failure to comply with Court Judgment or Arbitral Award

(a)   Any member of the Group or Royal Wolf fails to comply with or pay by the required time any sum due from it under any final judgment or any final order made or given by a court or arbitral tribunal or other arbitral body, in each case of competent jurisdiction, which is no longer subject to appeal or other motion to vacate or modify such judgement or order.

(b)   No Event of Default under paragraph (a) of Clause 21.9 above will occur if the aggregate liability under that judgment or order is less than US$1,000,000 (or its equivalent in any other currency or currencies) and is discharged within sixty (60) days.

21.10   Unlawfulness and Invalidity

(a)   It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents or any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective.

(b)   Any obligation or obligations of an Obligor under any Finance Documents are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)   Any Finance Document ceases to be in full force and effect or any Transaction Security ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

21.11   Repudiation and Rescission of Agreements

An Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security.

21.12   Cessation of Business

Any Obligor or Royal Wolf suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

21.13   Audit Qualification

The auditors of the Group qualify a Form 10-K Report of an Obligor or an annual audited consolidated financial statement of Royal Wolf which in the opinion of the Majority Lenders would have a Material Adverse Effect.

21.14   Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any member of the Group or its assets which have or are reasonably likely to have a Material Adverse Effect.

21.15   Expropriation

The authority or ability of any member of the Group or Royal Wolf to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, compulsory acquisition, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any member of the Group or Royal Wolf or any of its assets or the shares in that member of the Group or Royal Wolf (including without limitation the displacement of all or part of the management of any member of the Group or Royal Wolf) which action is reasonably likely to have a Material Adverse Effect.

21.16   Material Adverse Change

Any event or circumstance occurs which the Majority Lenders reasonably believe has or is reasonably likely to have a Material Adverse Effect.

21.17   ERISA

(a)

(i)   Any ERISA Event occurs;

(ii)   there is or arises an Unfunded Pension Liability (taking into account only Plans with positive Unfunded Pension Liability) which would in the Agent's view, have a Material Adverse Effect; or

(iii)   there is or arises any potential withdrawal liability under section 4201 of ERISA, if the Borrower, any Subsidiary of the Borrower or any ERISA

Affiliate were to withdraw completely from any and all Multiemployer Plans which would in the Agent's view, have a Material Adverse Effect.

(b)   there shall result from any such event or events described in paragraph (a) above the imposition of an encumbrance, the granting of a security interest, or a liability or a material risk of incurring a liability; and

(c)   any encumbrance, security interest or liability referred to in paragraph (b) above, either individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect.

21.18   Listing Status

(a)   The shares of the Borrower are no longer listed on NASDAQ or a national securities exchange.

(b)   The Royal Wolf Shares are no longer listed on the ASX.

21.19   Acceleration

On and at any time after the occurrence of an Event of Default the Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

(a)   cancel the Total Commitments whereupon they shall immediately be cancelled;

(b)   declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)   declare that all or part of the Loan be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(d)   exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

21.20   Bankruptcy of an Obligor or Royal Wolf

Notwithstanding Clause 21.19 (*Acceleration*), if an Obligor or Royal Wolf commences a voluntary case concerning itself under the US Bankruptcy Code, or an involuntary case is commenced under the US Bankruptcy Code against an Obligor or Royal Wolf and the petition is not controverted within ten (10) days, or is not dismissed within sixty (60) days after commencement of the case, or a custodian (as defined in the US Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of the Borrower or Royal Wolf, or any order of relief or other order approving any such case or proceeding is entered, the Facility shall cease to be available to the Borrower or Royal Wolf, all obligations of the Borrower (or as the case may be, Royal Wolf) under this Agreement or any other Finance Document to which the Borrower (or as the case may be, Royal Wolf) is a party shall become immediately due and payable in each case automatically and without any further action by any Party.

Section 9
Changes to Parties

22.   Changes to the Lenders

22.1   Assignments and Transfers by the Lenders

(a)   Subject to this Clause 22, a Lender (the "**Existing Lender**") may:

   (i)   assign any of its rights; or

   (ii)   transfer by novation any of its rights and obligations,

to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "**New Lender**").

(b)   A Lender that transfers any part of its rights and obligations under the Finance Documents directly or indirectly by way of a Participation Agreement may inform the person to whom it proposes to transfer such rights and obligations of the provisions of Clause 22.9 (*Buy-Out*).

(c)   Any reference in this Agreement to a Lender includes a New Lender and any person to whom rights have been transferred pursuant to Clause 22.9 (*Buy-Out*) but excludes a Lender if no amount is or may be owed to or by it under this Agreement.

22.2   Conditions of Assignment or Transfer

(a)   An assignment will only be effective on:

   (i)   receipt by the Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it was an Original Lender; and

   (ii)   performance by the Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(b)   A transfer will only be effective if the procedure set out in Clause 22.5 (*Procedure for Transfer*) is complied with.

(c)   Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

(d)   The prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required for an assignment or transfer (including, without limitation, pursuant to a Participation Agreement) by the Existing Lender of any of its rights and/or obligations under any Finance Document provided that such consent shall be deemed to be given if not expressly refused within and further five

(5) Business Days and such consent shall not be required at all times whilst an Event of Default has occurred and is continuing.

22.3   Assignment or Transfer Fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of US$2,500.

22.4   Limitation of Responsibility of Existing Lenders

(a)   Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)   the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;

(ii)   the financial condition of any Obligor;

(iii)   the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)   the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)   Each New Lender confirms to the Existing Lender, the other Finance Parties and the Secured Parties that it:

(i)   has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document or the Transaction Security; and

(ii)   will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)   Nothing in any Finance Document obliges an Existing Lender to:

(i)   accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 22; or

(ii)   support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

22.5   Procedure for Transfer

(a)   Subject to the conditions set out in Clause 22.2 (*Conditions of Assignment or Transfer*) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender and updates the Register (as defined in Clause 22.10 (*Register*) below) in accordance with the provisions of Clause 22.10 (*Register*) below. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and update the Register.

(b)   The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)   On the Transfer Date:

    (i)   to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the "**Discharged Rights and Obligations**");

    (ii)   each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

    (iii)   the Agent, the Arranger, the Security Agent, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arranger, the Security Agent and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

    (iv)   the New Lender shall become a Party as a "Lender".

22.6   Procedure for Assignment

(a)   Subject to the conditions set out in Clause 22.2 (*Conditions of Assignment or Transfer*) an assignment may be effected in accordance with paragraph (c) of Clause 22.6 below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) of Clause 22.6 below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)   The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)   On the Transfer Date:

    (i)   the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii) the Existing Lender will be released from the obligations (the "**Relevant Obligations**") expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii) the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

(d) Lenders may utilise procedures other than those set out in this Clause 22.6 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 22.5 (*Procedure for Transfer*), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) *provided that* they comply with the conditions set out in Clause 22.2 (*Conditions of Assignment or Transfer*).

22.7 Copy of Transfer Certificate or Assignment Agreement to Borrower

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrower a copy of that Transfer Certificate or Assignment Agreement.

22.8 Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 22, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a) any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b) in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities,

except that no such charge, assignment or Security shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

22.9 Buy-Out

(a) Subject to the provisions of paragraphs (b) and (c) below, in the event that any consent to, waiver of, or amendment to any provision of the Finance Documents requires the consent of all Lenders but only the consent of the Majority Lenders is obtained within twenty one (21) days of the request for such consent, waiver or amendment being given to the Lenders, one or more of the Majority Lenders supporting such consent, waiver or amendment (such one or more Lenders, the "**Supporting Lenders**") may by giving at least ten (10) days' notice require the Lenders who have not consented to such consent, waiver or amendment (the "**Dissenting Lenders**") to transfer their rights and obligations in the Loans (together with a proportionate share of their rights and obligations under the Finance Documents) to one or more of the Supporting Lenders on the date notified to such Dissenting Lenders by the Supporting Lenders (being at least five (5) Business Days after the date of such notice) (the "**Buy-Out Date**") provided that on or before the Buy-Out Date such Dissenting Lenders are paid by the Supporting Lenders (pro rata based on the principal amount owed to each Supporting Lender or otherwise as agreed by the Supporting Lenders):

    (i)   the par value for the amount of the Loan to be transferred on the Buy-Out Date; and

    (ii)   all accrued and unpaid interest, Break Costs (if any, as if the relevant amount of the Loan was prepaid on the Buy-Out Date) and other amounts owing on the amount of the Loan to be transferred up to but excluding the Buy-Out Date.

    (iii)   Upon payment by the Supporting Lenders of the amounts referred to in paragraphs (i) and (ii) above, the Dissenting Lenders' rights and obligations in the Loans (together with a proportionate share of their interest, rights and obligations under the Finance Documents) shall be transferred by way of novation or by way of assignment, release and assumption to the Supporting Lenders (pro rata based on the principal amount owed to each Supporting Lender or otherwise as agreed by the Supporting Lenders) on the Buy-Out Date in accordance with Clause 22.5 (*Procedure for Transfer*) or Clause 22.6 (*Procedure for Assignment*) (as the case may be).

(b)   Each Lender may notify each Participant of any matter requiring all Lender approval and the provisions of this Clause 22.9 (*Buy-Out*).

(c)   If, when voting on a matter requiring all Lenders approval, a Lender splits its vote to reflect the instructions of its Participant then, any percentage of that Lender's vote cast against the requested consent, waiver or amendment, as the case may be, on the instructions of its Participant (the Dissenting Portion) shall be treated as a Dissenting Lender and the Supporting Lenders may require that Lender to terminate, unwind, liquidate or otherwise cancel its arrangements with its Participant (provided that the Supporting Lenders shall pay to such Lender all costs incurred in connection with such termination, unwinding, liquidation or cancellation) and transfer the interest, rights and obligation corresponding to the Dissenting Portion to the Supporting Lenders in accordance with paragraph (a) above.

(d)   In order to effect the transfer referred to in paragraph (a) above, the Supporting Lenders shall complete a Transfer Certificate or Assignment Agreement (or, if required, Transfer Certificates or Assignment Agreements) and send a copy of such Transfer Certificate(s) or Assignment Agreement(s) (duly signed by the Supporting Lenders) to each relevant Dissenting Lender (each of whom shall promptly execute and deliver the Transfer Certificate(s) or Assignment Agreement(s) to the Agent).

22.10 Register

The Borrower hereby designates the Agent, and the Agent agrees, to serve as the Borrower's agent, solely for the purposes of this Clause 22.10, to maintain a register (the "**Register**") on which it will record the Commitments from time to time of each of the Lenders, the Loan made by each of the Lenders and each repayment in respect of the principal amount of the Loans of each Lender. Failure to make any such recordation, or any error in such recordation, shall not affect the Borrowers' obligations in respect of such Loans. With respect to any Lender, the transfer or assignment of the Commitments of such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitments, shall not be effective until (a) the Transfer Certificate (or Assignment Agreement, as applicable) has been executed by the Agent and (b) such transfer is recorded on the Register maintained by the Agent with respect to ownership of such Commitments and Loans and prior to such recordation all amounts owing to the transferor (or assignor, as applicable) with respect to such Commitments and Loans shall remain owing to the transferor (or assignor, as applicable). The registration of assignment or transfer of all or part of any Commitments and Loans shall be recorded by the Agent on the Register only upon the acceptance by the Agent of a properly executed and delivered Transfer Certificate pursuant to Clause 22.5 (*Procedure for transfer*) or a properly executed Assignment Agreement pursuant to Clause 22.6 (*Procedure for Assignment*), as applicable.

23. Changes to the Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents without the prior written consent of the Agent (acting on the instructions of all the Lenders).

Section 10
The Finance Parties

24. Role of the Agent and the Arranger

24.1 Appointment of the Agent

(a) Each of the Arranger and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b) Each of the Arranger and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

24.2 Duties of the Agent

(a) Subject to paragraph ((b) of Clause 24.2 below, the Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b) Without prejudice to Clause 22.7 (*Copy of Transfer Certificate or Assignment Agreement to Borrower*), paragraph (a) of Clause 24.2 above shall not apply to any Transfer Certificate or to any Assignment Agreement.

(c) Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Finance Parties.

(e) If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent, the Arranger or the Security Agent) under this Agreement it shall promptly notify the other Finance Parties.

(f) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

24.3 Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

24.4 No Fiduciary Duties

(a) Nothing in this Agreement constitutes the Agent or the Arranger as a trustee or fiduciary of any other person.

(b) Neither the Agent nor the Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

24.5 Business with the Group

The Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

24.6 Rights and Discretions of the Agent

(a)   The Agent may rely on:

    (i)   any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

    (ii)   any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)   The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

    (i)   no Default has occurred (unless it has actual knowledge of a Default arising under Clause 21.1 (*Non-Payment*)); and

    (ii)   any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised.

(c)   The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)   The Agent may act in relation to the Finance Documents through its personnel and agents.

(e)   The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f)   Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

24.7 Majority Lenders' Instructions

(a)   Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)   Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties save for the Security Agent.

(c)   The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated Indirect Tax) which it may incur in complying with the instructions.

(d)   In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e)   The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance

Document. This paragraph (e) of Clause 24.7 shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Security or Transaction Security Documents.

24.8 Responsibility for Documentation

Neither the Agent nor the Arranger:

(a)   is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arranger, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into made or executed in anticipation of, under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct;

(b)   is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Transaction Security; or

(c)   is responsible for any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

24.9 Exclusion of Liability

(a)   Without limiting paragraph (b) below (and without prejudice to the provisions of paragraph (e) of Clause 28.10 (*Disruption to Payment Systems etc.*)), the Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct.

(b)   No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause.

(c)   The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)   Nothing in this Agreement shall oblige the Agent or the Arranger to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arranger.

24.10 Lenders' Indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three (3) Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 28.10 (*Disruption to Payment Systems etc.*) notwithstanding the Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

24.11 Resignation of the Agent

(a)   The Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrower.

(b)   Alternatively the Agent may resign by giving thirty (30) days' notice to the other Finance Parties and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Agent.

(c)   If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) of Clause 24.11 above within twenty (20) days after notice of resignation was given, the retiring Agent may appoint a successor Agent acceptable to the Borrower.

(d)   The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e)   The Agent's resignation notice shall only take effect upon the appointment of a successor.

(f)   Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 24. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)   After consultation with the Borrower, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) of Clause 24.11 above. In this event, the Agent shall resign in accordance with paragraph (b) of Clause 24.11 above.

(h)   The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three (3) Months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)   the Agent fails to respond to a request under Clause 12.7 (*FATCA Information*) and a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)   the information supplied by the Agent pursuant to Clause 12.7 (*FATCA Information*) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)   the Agent notifies the Borrower and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and that Lender, by notice to the Agent, requires it to resign.

24.12   Confidentiality

(a)   In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)   If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

24.13   Relationship with the Lenders

(a)   The Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)   entitled to or liable for any payment due under any Finance Document on that day; and

(ii)   entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five (5) Business Days' prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)   Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 30.5 (*Electronic Communication*)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 30.2 (*Addresses*) and paragraph (a)(ii) of Clause 30.5 (*Electronic Communication*) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

24.14   Credit Appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)   the financial condition, status and nature of each member of the Group;

(b)   the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)   whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(d)   the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)   the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

24.15   [Intentionally Omitted]

24.16   Agent's Management Time

Any amount payable to the Agent under Clause 14.3 (*Indemnity to the Agent*), Clause 16 (*Costs and expenses*) and Clause 24.10 (*Lenders' Indemnity to the Agent*) shall include the cost of utilising the Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Borrower and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 11 (*Fees*).

24.17   Deduction from Amounts Payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

25.   The Security Agent

25.1   Security Agent as Trustee

(a)   The Security Agent declares that it holds the Transaction Security on trust for the Secured Parties on the terms contained in this Agreement.

(b)   Each of the Agent, the Arranger and each Lender authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

25.2 Enforcement through Security Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Transaction Security Documents except through the Security Agent.

25.3 Instructions

(a) The Security Agent shall:

    (i) subject to paragraphs (d) and (e) of Clause 25.3 below exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by the Majority Lenders (or the Agent on their behalf);

    (ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) of Clause 25.3 above (or if this Agreement stipulates the matter is a decision for any other Lender or group of Lenders in accordance with instructions given to it by that Lender or group of Lenders).

(b) The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or the Agent on their behalf) (or, if this Agreement stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c) Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under this Agreement and unless a contrary intention appears in this Agreement, any instructions given to the Security Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Secured Parties.

(d) Paragraph (a) of Clause 25.3 above shall not apply:

    (i) where a contrary indication appears in this Agreement;

    (ii) where this Agreement requires the Security Agent to act in a specified manner or to take a specified action;

    (iii) in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, Clauses 25.6 (*No duty to account*) to Clause 25.11 (*Exclusion of liability*), Clause 25.14 (*Confidentiality*) to Clause 25.20 (*Custodians and nominees*) and Clause 25.23 (*Acceptance of title*) to Clause 25.25 (*Winding Up of Trust*); or

    (iv) in respect of the exercise of the Security Agent's discretion to exercise a right, power or authority under any of:

        (i) Clause 25.26 (*Order of application*); and

        (ii) Clause 25.29 (*Permitted Deductions*).

(e) If giving effect to instructions given by the Majority Lenders would (in the Security Agent's opinion) have an effect equivalent to an amendment or waiver which is subject to Clause 34.2 (*All Lender matters*), the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each

Party (other than the Security Agent) whose consent would have been required in respect of that amendment or waiver.

(f)   In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:

(i)   it has not received any instructions as to the exercise of that discretion; or

(ii)   the exercise of that discretion is subject to paragraph (d)(iv) of Clause 25.3 above,

the Security Agent shall do so having regard to the interests of all the Secured Parties.

(g)   The Security Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable Indirect Tax) which it may incur in complying with those instructions.

(h)   Without prejudice to the provisions of the remainder of this Clause 25.3, in the absence of instructions, the Security Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

25.4   Duties of the Security Agent

(a)   The Security Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b)   The Security Agent shall promptly:

(i)   forward to the Agent a copy of any document received by the Security Agent from any Obligor under any Finance Document; and

(ii)   forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c)   Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)   If the Security Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Lenders.

(e)   The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

25.5   No Fiduciary Duties to Obligors

Nothing in this Agreement constitutes the Security Agent as an agent, trustee or fiduciary of any Obligor.

25.6   No Duty to Account

The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

25.7 Business with the Group

The Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

25.8 Rights and Discretions

(a) The Security Agent may:

    (i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

    (ii) assume that:

        (i) any instructions received by it from the Majority Lenders, the Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents;

        (ii) unless it has received notice of revocation, that those instructions have not been revoked; and

        (iii) if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and

    (iii) rely on a certificate from any person:

        (i) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

        (ii) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

    as sufficient evidence that that is the case and, in the case of paragraph (i) of Clause 25.8 above, may assume the truth and accuracy of that certificate.

(b) The Security Agent shall be entitled to carry out all dealings with the Lenders through the Agent and may give to the Agent any notice or other communication required to be given by the Security Agent to the Lenders.

(c) The Security Agent may assume (unless it has received notice to the contrary in its capacity as Security Agent for the Secured Parties) that:

    (i) no Default has occurred; and

    (ii) any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised.

(d) The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(e) Without prejudice to the generality of paragraph (d) above or paragraph (f) of Clause 25.8 below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Lenders and/or the Agent) if the Security Agent in its reasonable opinion deems this to be desirable.

(f) The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(g)   The Security Agent, any Receiver and any Delegate may act in relation to the Finance Documents and the Transaction Security through its officers, employees and agents and shall not:

         (i)   be liable for any error of judgment made by any such person; or

         (ii)   be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct.

(h)   Unless this Agreement expressly specifies otherwise, the Security Agent may disclose to any other Party any information it reasonably believes it has received as security trustee under this Agreement.

(i)   Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j)   Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

25.9   Responsibility for Documentation

None of the Security Agent, any Receiver nor any Delegate is responsible or liable for:

(a)   the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent, an Obligor or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)   the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security; or

(c)   any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

25.10   No Duty to Monitor

The Security Agent shall not be bound to enquire:

(a)   whether or not any Default has occurred;

(b)   as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)   whether any other event specified in any Finance Document has occurred.

25.11 Exclusion of Liability

(a) Without limiting paragraph (b) of Clause 25.11 below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate), none of the Security Agent, any Receiver nor any Delegate will be liable for:

    (i) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security unless directly caused by its gross negligence or wilful misconduct;

    (ii) exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security;

    (iii) any shortfall which arises on the enforcement or realisation of the Transaction Security; or

    (iv) without prejudice to the generality of paragraphs (i) to (iii) of Clause 25.11 above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

        (i) any act, event or circumstance not reasonably within its control; or

        (ii) the general risks of investment in, or the holding of assets in, any jurisdiction,

    including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b) No Party (other than the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Transaction Security.

(c) Nothing in this Agreement shall oblige the Security Agent to carry out:

    (i) any "know your customer" or other checks in relation to any person; or

    (ii) any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any other Secured Party,

    on behalf of any other Secured Party and each other Secured Party confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(d)   Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate, any liability of the Security Agent, any Receiver or Delegate arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

25.12   Lenders' Indemnity to the Security Agent

(a)   Each Lender shall (in the proportion that its Commitments bear to the Total Commitments for the time being (or, if the Total Commitments are zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and every Delegate, within three (3) Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Finance Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by an Obligor pursuant to a Finance Document).

(b)   Subject to paragraph (c) of Clause 25.12 below, the Borrower shall immediately on demand reimburse any Lender for any payment that Lender makes to the Security Agent pursuant to paragraph (a) of Clause 25.12 above.

(c)   Paragraph (b) of Clause 25.12 above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Security Agent to an Obligor.

25.13   Resignation of the Security Agent

(a)   The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the Lenders and the Borrower.

(b)   Alternatively the Security Agent may resign by giving thirty (30) days' notice to the Lenders and the Borrower, in which case the Majority Lenders may appoint a successor Security Agent.

(c)   If the Majority Lenders have not appointed a successor Security Agent in accordance with paragraph (b) of Clause 25.13 above within twenty (20) days after notice of resignation was given, the retiring Security Agent (after consultation with the Agent) may appoint a successor Security Agent.

(d)   The retiring Security Agent shall, make available to the successor Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents. The Borrower shall, within three (3) Business Days of demand, reimburse the retiring Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(e)   The Security Agent's resignation notice shall only take effect upon:

       (i)   the appointment of a successor; and

      (ii)   the transfer of all the Transaction Security to that successor.

(f)   Upon the appointment of a successor, the retiring Security Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of Clause 25.25 (*Winding up of Trust*) and paragraph (d) of Clause 25.13 above) but shall remain entitled to the benefit of this Clause 25 and Clause 14.4 (*Indemnity to the Security Agent*) (and any Security Agent fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(g)   The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) of Clause 25.13 above. In this event, the Security Agent shall resign in accordance with paragraph (b) of Clause 25.13 above but the cost referred to in paragraph (d) of Clause 25.13 above shall be for the account of the Borrower.

25.14   Confidentiality

(a)   In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b)   If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

(c)   Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

25.15   Information from the Lenders

Each Lender shall supply the Security Agent with any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent.

25.16   Credit Appraisal by the Secured Parties

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)   the financial condition, status and nature of each member of the Group;

(b)   the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c) whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(d) the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e) the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

25.17 Reliance and Engagement Letters

The Security Agent may obtain and rely on any certificate or report from any Obligor's auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor's liability and the extent to which that certificate or report may be relied on or disclosed).

25.18 No Responsibility to Perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a) require the deposit with it of any deed or document certifying, representing or constituting the title of any Obligor to any of the Charged Property;

(b) obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(c) register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d) take, or to require any Obligor to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e) require any further assurance in relation to any Transaction Security Document.

25.19 Insurance by Security Agent

(a) The Security Agent shall not be obliged:

(i) to insure any of the Charged Property;

(ii) to require any other person to maintain any insurance; or

(iii) to verify any obligation to arrange or maintain insurance contained in any Finance Document.

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)   Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Lenders request it to do so in writing and the Security Agent fails to do so within fourteen (14) days after receipt of that request.

25.20   Custodians and Nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

25.21   Delegation by the Security Agent

(a)   Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)   That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c)   No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

25.22   Additional Security Agents

(a)   The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)   if it considers that appointment to be in the interests of the Secured Parties; or

(ii)   for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)   for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrower and the Secured Parties of that appointment.

(b)   Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)   The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable Indirect Tax) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

25.23 Acceptance of Title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that an Obligor may have to any of the Charged Property and shall not be liable for, or bound to require an Obligor to remedy, any defect in its right or title.

25.24 Releases

Upon a disposal of any of the Charged Property pursuant to the enforcement of the Transaction Security by a Receiver or the Security Agent, the Security Agent is irrevocably authorised (at the cost of the Obligors and without any consent, sanction, authority or further confirmation from any other Secured Party) to release, without recourse or warranty, that property from the Transaction Security and to execute any release of the Transaction Security or other claim over that asset and to issue any certificates of non-crystallisation of floating charges that may be required or desirable.

25.25 Winding Up of Trust

If the Security Agent, with the approval of the Agent, determines that:

(a)   all of the Secured Obligations and all other obligations secured by the Transaction Security Documents have been fully and finally discharged; and

(b)   no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Obligor pursuant to the Finance Documents,

then:

(i)   the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Transaction Security Documents; and

(ii)   any Security Agent which has resigned pursuant to Clause 25.13 (*Resignation of the Security Agent*) shall release, without recourse or warranty, all of its rights under each Transaction Security Document.

25.26 Order of Application

All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Documents or in connection with the realisation or enforcement of all or any part of the Transaction Security shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law, in the following order of priority:

(a)   in discharging any sums owing to the Security Agent (in its capacity as such), any Receiver or any Delegate;

(b)   in payment or distribution to the Agent, on its behalf and on behalf of the other Secured Parties, for application towards the discharge of all sums due and payable by any Obligor under any of the Finance Documents in accordance with Clause 28.5 (*Partial Payments*);

(c)   if none of the Obligors is under any further actual or contingent liability under any Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Obligor; and

(d)   the balance, if any, in payment or distribution to the relevant Obligor.

25.27 Investment of Proceeds

Prior to the application of the proceeds of the Transaction Security in accordance with Clause 25.26 (*Order of Application*) the Security Agent may, at its discretion, hold all or part of those proceeds in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with any financial institution (including itself) and for so long as the Security Agent thinks fit (the interest being credited to the relevant account) pending the application from time to time of those monies at the Security Agent's discretion in accordance with the provisions of Clause 25.26 (*Order of Application*).

25.28 Currency Conversion

(a) For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at the spot rate at which the Security Agent is able to purchase the currency in which the Secured Obligations are due with the amount received.

(b) The obligations of any Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

25.29 Permitted Deductions

The Security Agent shall be entitled (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any law or regulation to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

25.30 Good Discharge

(a) Any distribution or payment to be made in respect of the Secured Obligations by the Security Agent may be made to the Agent on behalf of the Lenders and any distribution or payment made in that way shall be a good discharge, to the extent of that payment or distribution, by the Security Agent.

(b) The Security Agent is under no obligation to make payment to the Agent in the same currency as that in which any Unpaid Sum is denominated.

25.31 Amounts Received by Obligors

If an Obligor receives or recovers any amount which, under the terms of any of the Finance Documents, should have been paid to the Security Agent, that Obligor will hold the amount received or recovered on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement.

26. Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)   oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)   oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

27.   Sharing among the Finance Parties

27.1   Payments to Finance Parties

If a Finance Party (a "**Recovering Finance Party**") receives or recovers any amount from an Obligor other than in accordance with Clause 28 (*Payment mechanics*) or Clause 25.26 (*Order of application*) to and including Clause 25.31 (*Amounts Received by the Obligors*) (a "**Recovered Amount**") and applies that amount to a payment due under the Finance Documents then:

(a)   the Recovering Finance Party shall, within three (3) Business Days, notify details of the receipt or recovery to the Agent;

(b)   the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 28 (*Payment mechanics*), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)   the Recovering Finance Party shall, within three (3) Business Days of demand by the Agent, pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 28.5 (*Partial Payments*).

27.2   Redistribution of Payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the "**Sharing Finance Parties**") in accordance with Clause 28.5 (*Partial payments*) towards the obligations of that Obligor to the Sharing Finance Parties.

27.3   Recovering Finance Party's Rights

On a distribution by the Agent under Clause 27.2 (*Redistribution of Payments*) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

27.4   Reversal of Redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)   each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "**Redistributed Amount**"); and

(b)   as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

27.5   Exceptions

(a)   This Clause 27 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b)   A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)   it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)   that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

Section 11
Administration

28. Payment Mechanics

28.1 Payments to the Agent

(a) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Agent specifies.

28.2 Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 28.3 (*Distributions to an Obligor*) and Clause 28.4 (*Clawback*) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five (5) Business Days' notice with a bank in the principal financial centre of the country of that currency.

28.3 Distributions to an Obligor

The Agent may (with the consent of the relevant Obligor or in accordance with Clause 29 (*Set-Off*)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

28.4 Clawback

(a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

28.5 Partial Payments

(a) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i) *first*, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent or the Security Agent under the Finance Documents;

(ii) *secondly*, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii) *thirdly*, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv) *fourthly*, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) of Clause 28.5 above.

(c) Paragraphs (a) and (b) of Clause 28.5 above will override any appropriation made by an Obligor.

28.6   No Set-Off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

28.7   Business Days

(a) Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

28.8   Currency of Account

(a) Subject to paragraphs (b) and (c) of Clause 28.8 below, US Dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c) Any amount expressed to be payable in a currency other than US Dollar shall be paid in that other currency.

28.9   Change of Currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrower); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

28.10 Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Borrower that a Disruption Event has occurred:

(a)   the Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)   the Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) of Clause 28.10 if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)   the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) of Clause 28.10 but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)   any such changes agreed upon by the Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 34 (*Amendments and Waivers*);

(e)   the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 28.10; and

(f)   the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (a) of Clause 28.10 above.

29.   Set-Off

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

30.   Notices

30.1   Communications in Writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

30.2 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)   in the case of an Obligor, that identified with its name on its signature page to this Agreement;

(b)   in the case of each Lender, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)   in the case of the Agent or the Security Agent, that identified with its name on its signature page to this Agreement,

or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five (5) Business Days' notice.

30.3 Delivery

(a)   Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)   if by way of fax, when received in legible form; or

(ii)   if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 30.2 (*Addresses*), if addressed to that department or officer.

(b)   Any communication or document to be made or delivered to the Agent or the Security Agent will be effective only when actually received by the Agent or the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's or Security Agent's signature below (or any substitute department or officer as the Agent or Security Agent shall specify for this purpose).

(c)   All notices from or to an Obligor shall be sent through the Agent.

(d)   Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) of Clause 30.3 above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

30.4 Notification of Address and Fax Number

Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 30.2 (*Addresses*) or changing its own address or fax number, the Agent shall notify the other Parties.

30.5 Electronic Communication

(a) Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means, to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two Parties:

  (i) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

  (ii) notify each other of any change to their address or any other such information supplied by them by not less than five (5) Business Days' notice.

(b) Any electronic communication made between those two Parties will be effective only when actually received in readable form and in the case of any electronic communication made by a Party to the Agent or the Security Agent only if it is addressed in such a manner as the Agent or Security Agent shall specify for this purpose.

(c) Any electronic communication which becomes effective, in accordance with paragraph (b) of Clause 30.5 above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

30.6 English Language

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

  (i) in English; or

  (ii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

31. Calculations and Certificates

31.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

31.2 Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

31.3 Day Count Convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

32. Partial Invalidity

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

33. Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Finance Party or Secured Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of any Finance Party or Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

34. Amendments and Waivers

34.1 Required Consents

(a)   Subject to Clause 34.2 (*All Lender Matters*) and Clause 34.3 (*Other Exceptions*), any term of the Finance Documents (other than the Fee Letters) may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(b)   The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 34.

34.2 All Lender Matters

(a)   An amendment or waiver that has the effect of changing or which relates to:

(i)   the definition of "**Majority Lenders**" in Clause 1.1 (*Definitions*);

(ii)   an extension to the date of payment of any amount under the Finance Documents;

(iii)   a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)   an increase in any Commitment or the Total Commitments, an extension of the Availability Period or any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably under the Facility;

(v)   a change to the Obligors;

(vi)   any provision which expressly requires the consent of all the Lenders;

(vii)   Clause 2.2 (*Finance Parties' Rights and Obligations*), Clause 22 (*Changes to the Lenders*), this Clause 34, the governing law or jurisdiction of any Finance Document;

(viii)   the nature or scope of:

(i)   the Charged Property; or

(ii)   the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(ix)   the release of any Transaction Security.

shall not be made without the prior consent of all the Lenders.

34.3   Other Exceptions

An amendment or waiver which relates to the rights or obligations of the Agent, the Arranger or the Security Agent (each in their capacity as such) may not be effected without the consent of the Agent, the Arranger or the Security Agent.

35.   Disclosure of Information

(a)   Each Finance Party must keep confidential any information supplied to it by or on behalf of the Obligors in connection with the Finance Documents. However, a Finance Party is entitled to disclose information:

(i)   which is publicly available, other than as a result of a breach by that Finance Party of this Clause;

(ii)   in connection with any legal, arbitration or regulatory proceedings or procedure;

(iii)   if required to do so under any law or regulation (including, but not limited to any regulation issued under the Banking Act, Chapter 19 of Singapore and applicable to banks in Singapore in relation to the prevention of money laundering and/or countering the financing of terrorism);

(iv)   to a governmental, banking, taxation or other regulatory authority;

(v)   to its professional advisers and any other person providing services to it (including, without limitation, any provider of administrative, agency or settlement services, external auditors, stock exchanges, clearing houses and other financial market utilities) provided that such person is under a duty of confidentiality, contractual or otherwise, to that Finance Party;

(vi)   to the head office, branches, representative offices, Subsidiaries, related corporations or Affiliate of any Finance Party (each a "**Finance Party Related Party**") and each Finance Party Related Party shall be permitted to disclose information as if it were a Finance Party;

(vii)   to Royal Wolf;

(viii)   to any person permitted by an Obligor;

(ix)   to an Obligor;

(x)   to the International Swaps and Derivatives Association, Inc. ("**ISDA**") or any Credit Derivatives Determination Committee or sub-committee of ISDA where such disclosure is required by them in order to determine whether the obligations under the Finance Documents will be, or in order for the obligations under the Finance Documents to become, deliverable under a credit derivative transaction or other credit linked transaction which incorporates the 2009 ISDA Credit Derivatives Determinations Committees and Auction Settlement Supplement or other provisions substantially equivalent thereto; or


(xi)   to any person for the purpose of obtaining a valuation in connection with a Participation Agreement.


(b)   A Finance Party may disclose to:


(i)   an Affiliate;

(ii)   a transferee or assignee;

(iii)   a Participant;

(iv)   any potential transferee or assignee;

(v)   any potential Participant; or

(vi)   any person who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any person referred to in paragraph (b)(ii) to (b)(v) above (an "**investor**"),


(A)   a copy of any Finance Documents; and

(B)   any information which that Finance Party has acquired under or in connection with any Finance Document.

However, before a potential transferee, assignee, investor or Participant may receive any confidential information, it must either agree with the relevant Finance Party to keep that information confidential on the terms of paragraph (a) above or execute in favour of the relevant Finance Party a confidentiality agreement in a form customarily required by that Finance Party, but on the basis that that potential transferee, assignee, investor or Participant may itself disclose the documents and information referred to in sub-paragraphs (A) and (B) to an Affiliate or any person with whom it may enter, or has entered into, any kind of transfer of an economic or other interest in, or related to, this Agreement so long as the relevant transferee agrees with that potential transferee, assignee, investor or Participant to keep that information confidential on the terms of paragraph (a) above or executes in favour of that potential transferee, assignee, investor or Participant a confidentiality agreement in a form customarily required by that potential transferee, assignee, investor or Participant.

(c)   At any time after the occurrence of an Event of Default, a Finance Party may disclose to any person (in its absolute discretion and without reference or notification to any Obligor) any relevant information concerning any arrangement, transaction or facility entered into between any Finance Party and any Obligor.

(d)   This Clause supersedes any previous confidentiality undertaking given by a Finance Party in connection with this Agreement prior to it becoming a Party.

36.   Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

Section 12
Governing Law and Enforcement

37. Governing Law

THIS AGREEMENT AND THE OTHER FINANCE DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL, EXCEPT AS OTHERWISE PROVIDED IN ANY SECURITY, BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

37.1 Submission to Jurisdiction; Venue; Waiver of Jury Trial

(a) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OBLIGOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH OBLIGOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER THAT OBLIGOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER THAT OBLIGOR. EACH OBLIGOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THAT OBLIGOR AT ITS ADDRESS SET OUT BELOW ON ITS SIGNATURE PAGE TO THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE THIRTY (30) DAYS AFTER SUCH MAILING. EACH OBLIGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER FINANCE DOCUMENT THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY FINANCE PARTY TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE BORROWER IN ANY OTHER JURISDICTION.

(b) EACH OBLIGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (A) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING

OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1
The Original Lenders

Name of Original Lender	Commitment
Credit Suisse AG, Singapore Branch	US$25,000,000

Schedule 2
Conditions Precedent

1. **The Obligors**

    (a)   A copy of the constitutional documents of each Obligor.

    (b)   A copy of a resolution of the board of directors of each Obligor:

            (i)   approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

            (ii)   authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

            (iii)   authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

    (c)   A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

    (d)   A certificate of each Obligor (signed by an officer of such Obligor) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on such Obligor to be exceeded.

    (e)   A certificate of an authorised signatory of each Obligor certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

    (f)   A certificate signed by the chief financial officer of each Obligor certifying that it is Solvent;

    (g)   A certificate of recent date as to the good standing of each Obligor in the jurisdiction of its incorporation;

    (h)   Certified copies of judgment, tax, and UCC-1 lien search results in the jurisdiction of each Obligor's incorporation;

    (i)   The amount of money which, in the Agent's reasonable opinion, is required for payment of any Taxes payable in connection with the entry into, stamping and registration of any Transaction Security Documents in existence, or which is required to be in existence as at the Utilisation Date, together with all documents that the Agent requires to enable it to properly stamp such Transaction Security Documents in the State of New South Wales in Australia; and

    (j)   An original duly completed, dated and executed multi-jurisdictional mortgage statement executed by or on behalf of the Obligors to enable the Agent to properly stamp any Transaction Security Documents in the State of New South Wales in Australia.

2. **Other Documents**

    A certified copy of the Asset Purchase Agreement dated 28 February 2014 among Lone Star LP, KHM Rentals, the Principals and Lone Star Inc.

3. **Finance Documents**

(a) This Agreement duly executed by all original parties to it.

(b) The Fee Letters duly executed by all parties.

(c) At least two (2) originals of the documents referred to in paragraphs (a), (b), (c) and (d) of the definition of "Transaction Security Documents", duly executed by each party.

(d) A copy of all notices required to be sent under the Transaction Security Documents referred to in paragraph (c) above, executed by the applicable Obligor, duly acknowledged by the addressee.

(e) Evidence that the Royal Wolf Shares owned by GFN US have been transferred to a "Participant Sponsored Holding" with Credit Suisse Equities (Australia) Limited (ABN 35 068 232 708) as the "Controlling Participant" pursuant to a broker sponsorship agreement. and stock transfer forms or equivalent duly executed by GFN US in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title to be provided under the Transaction Security Documents referred to in paragraph (c) above.

(f) Evidence that the following registrations have been made in respect of the Transaction Security Documents referred to in paragraph (c) above:

(i) UCC-1 financing statements for the Obligors in relation to the Transaction Security Documents referred to in paragraph (c) above and evidence of filing thereof; and

(ii) financing statements in relation to the Share Charge on the Personal Property Securities Register (established under the PPSA) in Australia.

(g) Evidence that the Borrower has filed with the SEC a Form 8-K in respect of the Acquisition and this Agreement and the transactions contemplated thereby.

4. **Legal opinions**

(a) A legal opinion as to New York law and Delaware law from White & Case, legal advisers to the Arranger and the Agent, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b) A legal opinion as to Singapore law from White & Case Pte., legal advisers to the Arranger and the Agent, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(c) A legal opinion as to Australian law from Clayton Utz, legal advisers to the Arranger and the Agent, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

5. **Other documents and evidence**

(a) Evidence that any process agent referred to in any Finance Documents has accepted its appointment.

(b) A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(c)   The Original Financial Report.

(d)   Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 11 (*Fees*), Clause 12.5 (*Stamp Taxes*) and Clause 16 (*Costs and Expenses*) have been paid or will be paid by the Utilisation Date.

(e)   Evidence that the Borrower has sufficient funds, together with the proceeds of the Utilisation, to finance in full the consideration for the Acquisition.

(f)   Evidence satisfactory to the Agent that the Accounts have been opened.

(g)   Evidence that the Obligors have informed Royal Wolf of the material terms of the transactions contemplated by the Finance Documents (including, without limitation, the Share Charge).

(h)   Evidence that all Royal Wolf Shares owned by GFN US are being held pursuant to the terms of the CHESS Sponsorship Agreement.

Schedule 3
Utilisation Request

From: General Finance Corporation as Borrower

To: Credit Suisse AG, Singapore Branch

Date:

Dear Sirs

General Finance Corporation – US$25,000,000 Facility Agreement
dated 31 March 2014 as amended and restated on 27 January 2016 (the "Agreement")

1.   We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.   We wish to borrow the Loan on the following terms:

Proposed Utilisation Date:	[●] (or, if that is not a Business Day, the next Business Day)
Currency of Loan:	USD
Amount:	[●] or, if less, the Available Facility

3.   We confirm that each condition specified in Clause 4.2 (*Further Conditions Precedent*) is satisfied on the date of this Utilisation Request.

4.   The proceeds of the Loan should be credited to [*account*].

5.   This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
General Finance Corporation

} ....

Schedule 4
Form of Transfer Certificate

To: [●] as Agent

From: [*The Existing Lender*] (the "Existing Lender") and [*The New Lender*] (the "New Lender")

Dated:

General Finance Corporation – US$25,000,000 Facility Agreement
dated 31 March 2014 as amended and restated on 27 January 2016 (the "Agreement")

1.   We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.   We refer to Clause 22.5 (*Procedure for transfer*):

(a)   The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation, and in accordance with Clause 22.5 (*Procedure for Transfer*), all of the Existing Lender's rights and obligations under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment and participations in the Loan under the Agreement as specified in the Schedule.

(b)   The proposed Transfer Date is [●].

(c)   The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 30.2 (*Addresses*) are set out in the Schedule.

3.   The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 22.4 (*Limitation of Responsibility of Existing Lenders*).

4.   This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.   This transfer certificate and the rights and obligations of the parties hereunder and thereunder shall be construed in accordance with and be governed by the law of the state of New York.

6.   This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

Note: **The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.**

The Schedule

Commitment/rights and obligations to be transferred

[insert relevant details]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]

}

By: ....

[New Lender]

}

By: ....

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [●].

[Agent]

}

By: ....

Schedule 5
Form of Assignment Agreement

To: [●] as Agent and [●] as Borrower

From: [the *Existing Lender*] (the "**Existing Lender**") and [the *New Lender*] (the "**New Lender**")

Dated:

General Finance Corporation – US$25,000,000 Facility Agreement
dated 31 March 2014 as amended and restated on 27 January 2016 (the "Agreement")

1. We refer to the Agreement. This is an Assignment Agreement. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2. We refer to Clause 22.6 (*Procedure for assignment*):

    (a) The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement and the other Finance Documents and in respect of the Transaction Security which correspond to that portion of the Existing Lender's Commitment and participations in the Loan under the Agreement as specified in the Schedule.

    (b) The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitment and participations in the Loan under the Agreement specified in the Schedule.

    (c) The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) of Schedule 5 above.

3. The proposed Transfer Date is [●].

4. On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5. The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 30.2 (*Addresses*) are set out in the Schedule.

6. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 22.4 (*Limitation of Responsibility of Existing Lenders*).

7. This Assignment Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 22.7 (*Copy of Transfer Certificate or Assignment Agreement to Borrower*), to the Borrower of the assignment referred to in this Assignment Agreement.

8. This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9. This assignment agreement and the rights and obligations of the parties hereunder and thereunder shall, except as otherwise provided in any security, be construed in accordance with and be governed by the law of the state of New York.

10. This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

Note: The execution of this Assignment Agreement may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

The Schedule

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]

}

....
By:

[New Lender]

}

....
By:

This Assignment Agreement is accepted by the Agent and the Transfer Date is confirmed as [●].

Signature of this Assignment Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to herein, which notice the Agent receives on behalf of each Finance Party.

[Agent]

}

....
By:

Schedule 6
Timetables

Delivery of a duly completed Utilisation Request (Clause 5.1 (*Delivery of the Utilisation Request*))	U – 5 5:00 p.m.
Agent notifies the Lenders of the Loan in accordance with 5.4 (*Lenders' participation*)	U – 3 5:00 p.m.
LIBOR is fixed	Quotation Day as of 11:00 a.m. London time

U   =   Utilisation Date

U-X   =   X Business Days prior to Utilisation Date

Schedule 7
US Tax Compliance Certificate


Part 1

[Form of]
US Tax Compliance Certificate

(For Foreign Lenders That Are Not Partnerships For US Federal Income Tax Purposes)


Reference is hereby made to the Facility Agreement dated as of [●] (as amended, supplemented or otherwise modified from time to time, the "Facility Agreement"), among [●], and each lender from time to time party thereto.

Pursuant to the provisions of Clause 12.2 (*Tax Gross-Up*) of the Facility Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Agent and each Borrower with a certificate of its non-US Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform each Borrower and the Agent, and (2) the undersigned shall have at all times furnished each Borrower and the Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Facility Agreement and used herein shall have the meanings given to them in the Facility Agreement.

[NAME OF LENDER]

By:_____
       Name:
       Title:
Date: _____, 20[●]

Part 2

[Form of]
US Tax Compliance Certificate

(For Foreign Participants That Are Not Partnerships For US Federal Income Tax Purposes)

Reference is hereby made to the Facility Agreement dated as of [●] (as amended, supplemented or otherwise modified from time to time, the "Agreement"), among [●], and each lender from time to time party thereto.

Pursuant to the provisions of Clause 12.2 (*Tax Gross-Up*) of the Facility Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code].

The undersigned has furnished its participating Lender with a certificate of its non-US Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Facility Agreement and used herein shall have the meanings given to them in the Facility Agreement.

[NAME OF PARTICIPANT]

By:_____
        Name:
        Title:
Date: _____, 20[●]

Part 3

[Form of]
US Tax Compliance Certificate

(For Foreign Participants That Are Partnerships For US Federal Income Tax Purposes)

Reference is hereby made to the Facility Agreement dated as of [●] (as amended, supplemented or otherwise modified from time to time, the "Facility Agreement"), among [●], and each lender from time to time party thereto.

Pursuant to the provisions of Clause 12.2 (*Tax Gross-Up*) of the Facility Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Facility Agreement and used herein shall have the meanings given to them in the Facility Agreement.

[NAME OF PARTICIPANT]

By:_____
      Name:
      Title:
Date: _____, 20[●]

Part 4

[[Form of]
US Tax Compliance Certificate

(For Foreign Lenders That Are Partnerships For US Federal Income Tax Purposes)

Reference is hereby made to the Facility Agreement dated as of [●] (as amended, supplemented or otherwise modified from time to time, the "Facility Agreement"), among [●], and each lender from time to time party thereto.

Pursuant to the provisions of Clause 12.2 (*Tax Gross-Up*) of the Facility Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s), (iii) with respect to the extension of credit pursuant to this Facility Agreement or any other Finance Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Agent and each Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform each Borrower and the Agent, and (2) the undersigned shall have at all times furnished each Borrower and the Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Facility Agreement and used herein shall have the meanings given to them in the Facility Agreement.

[NAME OF LENDER]

By:_____
　　　　Name:
　　　　Title:

Date:_____, 20[●]

Signatures

The Borrower
GENERAL FINANCE CORPORATION

}

/s/ Christopher A. Wilson
By: Christopher A. Wilson
Secretary

Address: 39 East Union Street, Pasadena, California 91103, United States of America

Fax: +1 626-795-8090

Attention: Christopher A. Wilson

GFN US
GFN U.S. AUSTRALASIA HOLDINGS
INC.

}

/s/ Charles E. Barrantes
By: Charles E. Barrantes
Executive Vice President and
Chief Financial Officer

Address: 39 East Union Street, Pasadena, California 91103, United States of America

Fax: +1 626-795-8090

Attention: Christopher A. Wilson

The Arranger
CREDIT SUISSE AG,
SINGAPORE BRANCH

/s/ Karen Yap
By: Karen Yap
      Director

/s/ Kamal Sidhu
By: Kamal Sidhu
      Vice President
      General Counsel Division

Address: 1 Changi Business Park Central 1
         #01-101 One @Changi City
         Singapore 486036
Fax: +65 6212 2709
Attn: Singapore Loan Operations

The Agent
CREDIT SUISSE AG,
SINGAPORE BRANCH

/s/ Karen Yap
By: Karen Yap
      Director

/s/ Kamal Sidhu
By: Kamal Sidhu
      Vice President
      General Counsel Division

Address: 1 Changi Business Park Central 1
         #01-101 One @Changi City
         Singapore 486036
Fax: +65 6212 2709
Attn: Singapore Loan Operations

The Security Agent
CREDIT SUISSE AG,
SINGAPORE BRANCH

/s/ Karen Yap
By: Karen Yap
      Director

/s/ Kamal Sidhu
By: Kamal Sidhu
      Vice President
      General Counsel Division

Address: 1 Changi Business Park Central 1
         #01-101 One @Changi City
         Singapore 486036
Fax: +65 6212 2709
Attn: Singapore Loan Operations

The Original Lenders

CREDIT SUISSE AG,
SINGAPORE BRANCH

..*/s/*.Karen.Yap....................................
By: Karen Yap
    Director

..*/s/*.Kamal.Sidhu...............................
By: Kamal Sidhu
     Vice President
     General Counsel Division

Address: 1 Changi Business Park Central 1
        #01-101 One @Changi City
        Singapore 486036
Fax: +65 6212 2709
Attn: Singapore Loan Operations

Schedule 2

Conditions Precedent

1. **The Obligors**

   (a) A copy of the constitutional documents of each Obligor.

   (b) A copy of a resolution of the board of directors of each Obligor:

       (i) approving the terms of, and the transactions contemplated by this Agreement and resolving that it execute this Agreement and the documents envisaged hereby to which it is a party;

       (ii) authorising a specified person or persons to execute this Agreement and the documents envisaged hereby to which it is a party; and

       (iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with this Agreement and the documents envisaged hereby to which it is a party.

   (c) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

   (d) A certificate of each Obligor (signed by an officer of such Obligor) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on such Obligor to be exceeded.

   (e) A certificate of an authorised signatory of each Obligor certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

   (f) A certificate signed by the chief financial officer of each Obligor certifying that it is Solvent;

   (g) A certificate of recent date as to the good standing of each Obligor in the jurisdiction of its incorporation; and

   (h) Certified copies of judgment, tax, and UCC-1 lien search results in the jurisdiction of each Obligor's incorporation.

2. **Finance Documents**

   (a) This Agreement duly executed by all original parties to it.

   (b) The Extension Fee Letter duly executed by all parties.

   (c) Evidence that the following registrations have been updated (if necessary):

       (i) UCC-1 financing statements for the Obligors in relation to the Transaction Security Documents; and

       (ii) financing statements in relation to the Share Charge on the Personal Property Securities Register (established under the PPSA) in Australia.

3. **Legal opinion**

    A legal opinion as to New York law and Delaware law from White & Case, legal advisers to the Arranger and the Agent, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

4. **Other documents and evidence**

    (a) A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by this Agreement or for the validity and enforceability of this Agreement.

    (b) Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 6 (*Expenses*) have been paid or will be paid by the Effective Date.

6